2

1.0	GENERAL INFORMATION

1.1	Legal Name of Applicant

Genco Resources Ltd.

1.2	Head Office Address

Suite 550, 999 West Hastings Street
Vancouver, British Columbia V6C 2W2
Canada

Tel:	604-682-2205
Fax:	604-682-2235
E-mail:	info@gencoresources.com
Website:	www.gencoresources.com

1.3	Class(es) of Securities to be Listed

Common Shares

1.4	CUSIP Number(s)

368911 10 3

1.5	North American Industrial Classification System (NAICS) Code

212220 Gold and Silver Ore Mining

1.6	Current Markets for all Securities of Applicant

Class of Security	Name of Market	Trading Symbol	Date of Listing
Common Shares	TSX Venture Exchange	GGC	January 6, 1981
Common Shares	Frankfurt Stock Exchange (Deutsche Börse)	GSB.FSE	March 3, 2004 (1)
Common Shares	Berlin-Bremen Stock Exchange	GSB.BER	Unknown (1)
Common Shares	Stuttgart Stock Exchange	GSB.STU	Unknown (1)
Common Shares	Munich Stock Exchange	GSB.MUN	Unknown (1)
Common Shares	US – Over the Counter (Pink Sheets)	GGCRF.NOO	Unknown (2)

(1)	The Applicant’s Common Shares are traded on the unregulated market section of these exchanges. Such listings were obtained by third parties without the Applicant’s direction or consent.

(2)	The Applicant’s Common Shares are traded on this unregulated market by third parties. Such trading began without the Applicant’s direction or consent.

1.7	Jurisdictions in which the Applicant is a Reporting Issuer

British Columbia and Alberta

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1.8	History

The Applicant was incorporated in British Columbia on February 29, 1980 by the filing of its Memorandum and Articles. It was incorporated under the name “Senlac Oil & Gas Ltd.” with authorized capital of 10 million shares without par value.

The Applicant changed its name to “Rule Resources Ltd.” on June 13, 1980.

On March 9, 1990 the Applicant consolidated its share capital on the basis of five old shares for one new share, increased its authorized share capital to 20 million shares and changed its name to “Globe Resources Inc.”.

The Applicant consolidated its share capital on the basis of three old shares for one new share, increased its authorized share capital to 100 million shares, changed its shares to common shares without par value (“Common Shares”) and changed its name to “Genco Resources Ltd.” on March 30, 1998.

Effective April 4, 2005, the Applicant increased its share capital to an unlimited number of Common Shares.

1.9	Legal Counsel to the Applicant

Northwest Law Group
Barristers & Solicitors
Suite 950, Scotia Tower
650 West Georgia Street
Vancouver, British Columbia V6B 4N8
Canada

1.10	Auditors of the Applicant

Cinnamon Jang Willoughby & Company
Chartered Accountants
Suite 900, Metrotower II
4720 Kingsway Boulevard
Burnaby, British Columbia V5H 4N2
Canada

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2.0	INFORMATION ABOUT BUSINESS

2.1	Description of Business

Overview

The Applicant is a precious metals mining company which mines silver, and some gold, from two mines, La Guitarra and San Rafael, located in the Temascaltepec Mining District of Mexico. It is also exploring for, and drilling to increase its resources and reserves of, silver and gold in and about the mines. The Applicant owns or leases substantially all of the mineral concessions in the Temascaltepec Mining District.

The Applicant’s current management assumed their positions, and caused the Applicant to acquire its Mexican mining assets, in August 2003. Immediately prior thereto, the Applicant was not actively engaged in any significant mineral exploration activities although it did, and continues to, own crown granted mineral claims in the Highland Valley of British Columbia, known as the Transvaal Property, and, through its wholly owned subsidiary, Rule Nevada Inc., unpatented and patented claims in the Devils Gate-Chinatown Mining District of Nevada, known as the Oest Claims. At this time, the Applicant does not have any plans to develop either the Transvaal Property or Oest Claims, and is maintaining the claims in good standing for future exploration or disposition.

Overview of the Silver Mining Industry

The silver mining industry is characterized by a few large companies operating multiple mines and several smaller companies operating no more than two or three mines.

With few exceptions, silver mining companies would not be considered large mining companies when compared to most other mining companies. Currently, nine of the world’s 10 largest silver producing companies are primarily miners of metals other than silver, with silver being considered a by product or co-product of their primary production. Approximately 70% of all silver is produced as a by-product of lead, zinc and copper mines.

The Applicant is considered a small miner of silver compared to other silver mining companies.

The Silver Institute, a worldwide association of silver miners, refiners, fabricators and manufacturers, states on its website as follows:

Demand
Total global silver fabrication dipped by a little under 1 percent in 2006 to 840.5 million ounces, in spite of a trend toward significantly higher and more volatile silver prices. Most notably, industrial applications, a key component of the demand complex, posted a 6 percent gain to 430.0 million ounces, recording the fifth consecutive year of growth in this category. China posted strong industrial demand growth at 10.4 percent, and Japan recorded an equally impressive 10 percent increase in 2006. Last year represented a record for the United States with respect to total industrial silver use, posting a 6 percent increase to 106.8 million ounces. Total industrial demand exceeded 50 percent of total global fabrication demand for the first time in 2006.

Jewellery fabrication posted a nearly 5 percent loss in 2006, largely due to price-related losses in India. Indonesian and Chinese jewellery fabrication, however, grew by an impressive 18 and 16 percent. Lower fabrication in price sensitive countries and structural taste shifts accounted for the 7.5 Million ounces dip in global silverware demand in 2006. About 60 percent of the silverware decline was due to India, where the price rise was evident in rupee terms.

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Photographic demand continued to fall, decreasing by 10 percent in 2006 to 145.8 Million ounces. The bulk of the decline was the result of lower consumer film demand due to growth of digital imaging technology.

Supply
Global silver mine production edged up fractionally in 2006, with notable gains in Latin America and Asia. Total silver mine production reached 646.1 million ounces last year, with Peru, Mexico, China, Australia and Chile the top five silver mining countries. Last year, silver generated at primary mines fell by 10 percent to 161.4 million ounces, representing 25 percent of global silver production. Cash costs at primary silver mines contracted last year by 16 percent to average US$2.74 per ounce. countries.

Top 20 Silver Producing Countries in 2006 (millions of ounces)
1.	Peru	111.6
2.	Mexico	96.4
3.	China	75.4
4.	Australia	55.6
5.	Chile	51.5
6.	Poland	40.4
7.	Russia	39.6
8.	United States	36.7
9.	Canada	31.2
10.	Kazakhstan	26.1
11.	Bolivia	15.2
12.	Sweden	8.6
13.	Indonesia	7.7
14.	Morocco	7.6
15.	Argentina	6.1
16.	Turkey	6.0
17.	Iran	3.2
18.	South Africa	2.8
19.	India	2.7
20.	Uzbekistan	2.3

Price History: 2000 to Present

(yearly average prices based on London PM Fix)

Silver prices remained under pressure for most of 2000, averaging US$4.95 per troy ounce. The trading range did manage to increase marginally year-on-year, recording a high of US$5.45 in February of 2000 and a low of US$4.57 in December. The silver price softened throughout the year, largely because of continued Chinese government sales and ongoing private disinvestment.

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In 2001, silver prices averaged US$4.37 per troy ounce. The metal ended the year on a much-brighter note, with silver fixing at US$4.52 on December 31, only 7 cents down from the year's first trading day.

In the face of an enduring global economic slowdown, the silver price demonstrated resilience in 2002. With an average price of US$4.60 per ounce in 2002, silver recorded a 5-percent year-on-year increase over 2001. Silver retained its characteristics as a precious metal, rising in value during periods of crisis last year.

The average silver price in 2003 was US$4.85 per ounce – a 5.4 -percent increase over 2002. Much stronger investment interest and the improved fabrication demand scenario, which picked up strongly from the third-quarter onwards, propelled the silver price to US$5.97 per ounce at year's end.

The silver price in 2004 staged a dramatic rally, rising a robust 36 percent to average US$6.66 per ounce. This compared to an average price of US$4.85 in 2003. This stunning price performance reflects fundamental changes in silver's supply/demand balance. Last year also saw a boom in investor activity, mainly driven by funds operating on futures exchanges and considerable buy side interest from high net-worth individuals.

In 2005, the silver price experienced a 10 percent increase over the average 2004 price of US$6.65 per ounce, to an average of US$7.31 per ounce. In 2006, the silver price experienced a 58 percent increase over the average 2005 price of US$7.31 per ounce. The silver price reached levels not seen in 26 years and was the leader when compared with gold (36 percent increase) and platinum (27 percent increase). The primary factor driving the stronger silver price was the continued strength of investment demand, which returned in earnest in 2005, was sustained in 2006. Much of the investment demand can be attributed to the successful launch of Barclays' Global Investors iShares Silver Trust Exchange Traded Fund (ETF), which was introduced in late April 2006.

Copyright © 2004 The Silver Institute
All Rights Reserved

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Competitors

The Applicant’s competes with various small and mid-sized silver and gold producers in Mexico and parts of the Americas. Due to the extensive size of such industry there is not a clearly identifiable group of competitors.

Suppliers

The Applicant’s major suppliers include ALS Chemex (assay laboratory services), PEMEX, Petróleos Mexicanos (petroleum products), Comisión Federal de Electricidad (electricity), Atlas Copco, Coneco Equipment, Sandvick Tamrock Corp. and Wuakesha-Pearce Industries, Inc. (mining equipment), BDW International Drilling Inc. (drilling contractor), Traxxon Rock Drills Ltd. (drill equipment), Explosivos del Istmo (explosives) and Cytec Industries (chemicals and reagents).

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Customers

The Applicant has only one customer, Compania Minera Peña de Bernal, S.A. de C.V., to which it sells all the mineral concentrates it produces. The Applicant believes there are other customers willing to purchase the concentrates however, presently, Minera Peña offers the best combination of convenience and price.

Strategic Plans

Plans for fiscal 2008 include over 3,000 meters of underground development to access the new reserves identified by the ongoing drill program. Surface and underground drilling is expected to continue at the same rate in order to identify new resources and reserves.

The Applicant has commissioned a feasibility study for the construction of a heap leach and conventional milling processing plant with a combined capacity totalling 5,000 tonnes per day for annualized capacity of 1.8 million tonnes of ore. This plant will be designed to process ore from an outcropping bulk tonnage deposit and increased production from the high grade underground silver gold ores historically mined at La Guitarra Mine and in other parts of the Temascaltepec District. The study is being prepared by Kappes Cassiday & Associates of Reno, Nevada.

If the study is positive, the Applicant expects that such expansion will be carried out as soon as possible. As a part of such expansion, applications will need to be prepared to obtain all necessary environmental and development permits associated with expansion of mine operations.

The Applicant is currently installing new mill equipment at its La Guitarra mining facilities, which, when operational, is expected to reduce costs by approximately US$3.00 per tonne of ore milled or US$0.24 per silver equivalent ounce produced based on current proven reserve average grades. These mill upgrades are expected to be completed in December 2007. It is anticipated there will be minimal disruption of metal production while the upgrade work is conducted. When the new mill equipment is in place the Applicant expects to maintain ore production at or near the mill’s design capacity of 340 tonnes per day (tpd).

The Applicant’s long term plans for its La Guitarra Mine and the Temascaltepec District include further metallurgical analysis of various ore sources, continued drilling to further increase reserves and resources, and the development of a long term development plan for the District for the expansion of exiting processing capacity and mine production.

The Applicant’s management also plans to continue to pursue expansion through acquisition by identifying mineral properties with sound economic potential and undervalued mining assets in Mexico and other parts of the world.

Management’s Discussion & Analysis

Management’s Discussion & Analysis (“MD&A”) regarding the financial condition, changes in financial condition, results of operations and the liquidity and capital resources of the Applicant for the last two complete fiscal years ended December 31, 2006 and 2005 and the nine month period ended September 30, 2007 have been filed on SEDAR and are incorporated herein by reference.

Risk Factors

The Applicant’s securities are highly speculative and subject to a number of risks. These risks might affect the Applicant reaching its business objectives, which include successfully confirming the existence of and developing further silver and gold resources and reserves on, and carrying out its planned development and operation of, La Guitarra and San Rafael Mines and its concessions in the Temascaltepec Mining District in a timely manner and on a profitable basis (collectively “business objectives”).

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A prospective investor or other person reviewing the Applicant for a prospective investor should not consider an investment in the Applicant unless the investor is capable of sustaining an economic loss of the investor’s entire investment.

The risks associated with the Applicant’s business include:

The Applicant has a Limited History of Operations

The Applicant has a limited history of, and is in the early stages of developing further, production from its mining properties. In developing such operations, the Applicant has experienced higher costs and lower revenues than budgeted and delays which were not expected. The Applicant must also locate and retain qualified personnel to operate its mining operations which may be difficult, but not impossible. Further adverse changes or continued adverse circumstances in any one of such factors or the failure to locate and retain such personnel will delay or possibly prevent the Applicant meeting its business objectives.

The Mining Industry is Speculative and of a Very High Risk Nature

Mining activities are speculative by their nature and involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The Applicant’s drilling activities are an exploratory search for additional silver and gold deposits. Such exploration is subject to the risk that little or no mineralization is discovered or that any deposits discovered are not economic. If this occurs, the Applicant’s existing silver and gold resources and reserves may not be sufficient to sustain operations for a lengthy period. This will have an adverse effect on the Applicant’s revenues over the long-term.

The Applicant’s mining activities are subject to a number of factors beyond its control including intense industry competition and changes in economic conditions, including some operating costs (such as electrical power). Its operations are subject to all the hazards normally incidental to exploration, development and production of silver and gold, any of which could result in work stoppages, damage to or loss of property and equipment and possible environmental damage.

An adverse change in any one of such factors, hazards and risks would have a material adverse effect on the Applicant, its business and results of operations. This might result in the Applicant not meeting its business objectives.

The Applicant will be subject to Intense Competition

The Applicant competes with many other resource companies engaged in the search for and acquisition of mineral resource properties and experienced personnel to manage and operate these properties. Many of the Applicant’s competitors are more established and better financed and, therefore, there is no guarantee that the Applicant will be successful in acquiring other properties and capable personnel necessary to develop a successful operation.

The Applicant is Dependent on Various Key Personnel

The Applicant’s success is dependent upon the performance of key personnel working full-time in management, supervisory and administrative capacities or as consultants. The Applicant does not maintain life insurance for such personnel. The loss of the services of senior management or key personnel could have a material and adverse effect on the Applicant, its business and results of operations.

9

The Applicant’s Activities might suffer Losses from
or Liabilities for Risks which are not Insurable

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. The Applicant may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities would have a material, adverse effect on the Applicant’s financial position and results of operation.

Although the Applicant maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Applicant might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Applicant could incur significant costs that could have a materially adverse effect upon its financial condition and results of operation.

There will be Uncertainty of the Nature and Amount
of the Applicant’s Silver and Gold Resources and Reserves

While the Applicant has had an independent geological consultant carry out, and will carry out on an annual basis, estimates of its mineral resources and reserves, this should not be construed as a guarantee that such estimates are accurate. Furthermore, the historical silver and gold production from the Applicant’s mining properties is no assurance they will contain deposits of silver and gold greater than those currently estimated to exist by the Applicant. If such estimates prove to be materially overstated, that would have a material and adverse effect on the Applicant’s business and results of operations as the Applicant would be unable to maintain its mining operations for the length of time presently contemplated.

The Applicant will Experience Uncertainty
in Marketing the Silver and Gold which it has Mined

The Applicant’s revenues are mainly derived from the mining and sale of silver and gold. The prices of silver and gold fluctuate and are affected by numerous factors beyond the Applicant’s control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new mine developments and improved mining and production methods.

The Applicant’s Activities will be subject to
Fluctuating Foreign Currency Exchange Rates

The Applicant sells the silver and gold it produces in United States dollars but raises its equity and maintains its accounts in Canadian dollars. Because the world silver and gold markets are principally priced in English pounds and United States dollars, a substantial increase in the value of the Canadian dollar against either of those currencies might adversely affect the Applicant’s cash reserves, if any. The Applicant does not engage in any hedging or other transactions to protect itself against such currency fluctuations.

There might be Uncertainty of the Title
to the Applicant’s Mining Concessions

While the Applicant has carried out reviews of title to its mineral concessions, this should not be construed as a guarantee that title to such concessions will not be challenged or impugned. The concessions may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects. The existence thereof would have a material and adverse effect on the Applicant, its business and results of operations.

10

The Applicant might have Labour Difficulties

Factors such as work slowdowns or stoppages caused by the attempted unionization of operations and difficulties in recruiting qualified miners and hiring and training new miners could materially adversely affect the Applicant’s business. This would have a negative affect on the Applicant’s business and results of operation which might result in the Applicant not meeting its business objectives.

The Applicant’s Activities are subject to
Extensive Governmental Regulation and Permitting Requirements

Exploration, development and mining of minerals are subject to extensive federal, state or provincial and local laws and regulations governing acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. These laws and regulations are administered by various governmental authorities which might have varying impacts on the Applicant reaching its business objectives.

In addition, the current and future operations of the Applicant, from exploration through development activities and production, require permits, licences and approvals from some of these governmental authorities. The Applicant has obtained all government licenses, permits and approvals necessary for the operation of its business to date, however, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on the Applicant, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring the Applicant’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. The Applicant may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on the Applicant and its business and could result in the Applicant not meeting its business objectives.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Applicant and cause increases in capital expenditures or production costs or reduced levels of production at producing properties or require abandonment or delays in development of its mining properties.

The Applicant’s Activities are Subject to Extensive Environmental Protection Requirements

All phases of the Applicant’s operations are subject to environmental regulation. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Future changes in environmental regulation could adversely affect the Applicant’s operations by increasing costs and reducing profitability.

The Applicant does not Pay Dividends

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is likely investors will not receive any return on their investment in the Applicant’s securities other than possible capital gains.

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The Applicant’s Mining Assets are located in a Foreign Country

The Applicant’s mining assets are located in Mexico and, as such, is susceptible to certain risks including currency fluctuations, political or financial instability, exchange controls, aboriginal issues, changes in mining taxation and regulations, export controls, changes in permit and licensing requirements, delays in the issuance of permits, embargos, expropriation, and environmental issues all of which may materially and adversely impact the Applicant’s business.

Working within Local Communities could be Problematic

The Applicant’s exploration and mining operations will have an impact on the communities in which they are situated and will depend for their success on the support of those communities. While the Applicant is committed to consulting and working constructively with local communities on such issues as safety and health, opportunities for local people and long term sustainability there is no guarantee of receiving the support of these communities.

Necessary Equipment may not be Available

Due to market conditions, the availability, timeliness of delivery and cost of suitable equipment with which to conduct the operation of the Applicant’s mining operations may adversely affect the success of those operations.

2.2	Date of First Public Distribution

October 1980

2.3	Fiscal Year-end

December 31

2.4	Date of Most Recent Annual Meeting

June 21, 2007

2.5	Date and Type of Most Recent Financial Report to Securityholders

Unaudited consolidated financial statements and MD&A dated November 28, 2007 for the nine month period ended September 30, 2007 and audited consolidated financial statements dated April 11, 2007 and MD&A dated April 27, 2007 for the year ended December 31, 2006.

2.6	Dividends and Other Distributions

The following table sets out the dividends and other distributions made to security holders during the last five years.

Class of Security	Date of Distribution	Payment per Security	Total Cash Payment	Total Non-cash Payment
Common Shares	N/A	–	–	–

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2.7	Current Policy on Paying Dividends or Distributions

The Applicant’s policy is not to pay any dividends since it is a development stage resource company with a deficit. The payment of dividends in the future will depend on its earnings and financial condition and on such other factors as the Board of Directors may consider appropriate.

The Applicant is prohibited from paying any dividend which would render it insolvent.

2.8	Officers and Directors

The Applicant’s officers and directors are:

	Number
	of each Class of
	Securities
	Beneficially Owned or
Name	Controlled (1)
Municipality of Residence
Position Held			Professional Qualifications (2)
& Date of Appointment	Undiluted	Fully-Diluted	& Occupation (3)

Officers
GARDNER, Robert Clive	2,532,044	2,892,126	Queen’s Counsel (BC); Barrister & Solicitor (BC)
Vancouver, British Columbia	shares	shares
Chairman of the Board			BA (Poli.Sci.), MA (Law) and LLM (Cantab.)
(since December 17, 2003)	360,082	0	Cambridge University, UK
	options	options
			Chairman of the Board of Applicant, Andover
	0	0	Ventures Inc. (publicly traded (TSX-V) mineral
	warrants	warrants	exploration company; Dec 2006 – present), Bolero
			Resources Corp. (publicly traded (TSX-V) mineral
			exploration company; Feb 2006 – present), Stealth
			Energy Inc. (publicly traded (CNQ) petroleum and
			natural gas company; Aug 2007 – present); and
			Principal of Gardner & Associates (Law Firm; Jan
			1988 – present)

LILLER, Gregory Kim	95,000	345,000	Geologist
Tucson, Arizona	shares	shares
President			BA (Geology)
(since June 5, 2006)	250,000	0	Western State College, Colorado
	options	options
			President of the Applicant
	0	0
	warrants	warrants	Formerly: Vice-President of Gammon Gold Inc.
			(publicly traded (TSX & AMEX) gold and silver mining
			company; Sep 1999 – Jun 2006) and of Mexgold
			Resources Inc. (a formerly publicly traded (TSX-V)
			gold and silver exploration company, now a subsidiary
			of Gammon Gold Inc.; Sep 2003 – May 2006)

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	Number
	of each Class of
	Securities
	Beneficially Owned or
Name	Controlled (1)
Municipality of Residence
Position Held			Professional Qualifications (2)
& Date of Appointment	Undiluted	Fully-Diluted	& Occupation (3)

MOORHOUSE, Wayne Richard	60,000	335,000	Accountant
Vancouver, British Columbia	shares	shares
Vice-President, Finance			BA (Political Science)
& Secretary	275,000	0	University of British Columbia, Vancouver, BC
(since December 17, 2003)	options	options
			Chief financial officer of Applicant, Andover Ventures
	0	0	Inc. (publicly traded (TSX-V) mineral exploration
	warrants	warrants	company; Mar 2007 – present) and Stealth Energy
			Inc. (publicly traded (CNQ) petroleum and natural gas
			company; Mar 2007 – present)

			Formerly: Project Manager of Wilco Landscape
			Contractors Ltd. (national landscape construction
			company; Jul 1995 – Jun 2003)

Directors
ANDERSON, James Roger	5,000,000	5,000,000	Attorney, Minnesota
Sioux Falls, South Dakota	shares	shares
Director – Non-independent			BSB (Business) & JD
(since July 3, 2007)	0	0	University of Minnesota, Minneapolis, Minnesota
	options	options
			Self-employed investor and attorney
	0	0
	warrants	warrants

BLANKSTEIN, William Gordon	843,818	1,181,668	Business Executive & Venture Capitalist
Langley, British Columbia	shares	shares
Director – Non-independent			BSc (Agriculture) & MBA
(since December 12, 2003)	337,850	0	University of British Columbia, Vancouver, BC
	options	options
			President of Sun West Ventures Ltd. (private
	0	0	investment and consulting company; Oct 1978 –
	warrants	warrants	present) and Founding Director of Mountain View
			Conservation & Breeding Centre Society (non-profit
			endangered animal conservation and breeding
			society)

GARDNER, Robert Clive	See	See	See above
Vancouver, British Columbia	above	above
Director – Non-independent
(since February 1, 2003)

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	Number
	of each Class of
	Securities
Name	Beneficially Owned or
Municipality of Residence	Controlled (1)
Position Held			Professional Qualifications (2)
& Date of Appointment	Undiluted	Fully-Diluted	& Occupation (3)

GOODMAN, Leslie David	50,000	300,000	Solicitor, Supreme Court of England
London, England	shares	shares
Director – Independent			MA (Cantab.)
(since July 8, 2005)	250,000	0	Cambridge University, UK
	options	options
			Non-Executive Chairman (Apr 2003 – present) and
	0	0	Director (Jul 2002 – present ) of Viatel Holding
	warrants	warrants	(Bermuda) Limited (publicly traded (US Over-the-
			Counter) European telecommunications carrier)

			Formerly: Chairman of the Board of Directors (May
			2001 – Feb 2004) of Evenser Group Ltd. (private
			events service company)

HUGHES, Richard William	30,000	180,000	Mining Executive
Sechelt, British Columbia	shares	shares
Director – Independent			President (Sep 1999 – present) of Hastings
(since October 29, 2004)	150,000	0	Management Corp. (private management company)
	options	options
			Chairman of Golden Chalice Resources Inc. (publicly
	0	0	traded (TSX-V) mineral exploration company; Feb
	warrants	warrants	2004 – present); President of Abitibi Mining Corp.
			(Jun 1983 – present), Amador Gold Corp. (May 2005
			– present), Klondike Gold Corp. (Aug 1985 – present),
			Klondike Silver Corp. (Mar 2005 – present) and
			Sedex Mining Corp. (Jun 1993 – present) (publicly
			traded (TSX-V) mineral exploration companies); and
			CFO of Kalahari Resources Inc. (publicly traded
			(TSX-V) mineral exploration company; Apr 2005 –
			present)

LUNA ARELLANO, Eduardo	0	150,000	Mining Executive
Mexico City, Mexico	shares	shares
Director – Independent			MBA, Instituto Tecnologico de Estudios Superiores de
(since December 12, 2003)	150,000	0	Monterrey
	options	options	Mining Engineer, Universidad de Guanajuato

	0	0	Chairman of Silver Wheaton Corp. (publicly traded
	warrants	warrants	(TSX & NYSE) silver mining company; Oct 2004 –
			present) and Compañia Minera Peña de Bernal, S.A.
			de C.V. (subsidiary of Starcore International Ventures
			Ltd., a publicly traded (TSX) gold and silver mining
			company)

			Formerly: Chairman (to Feb 2007) and President &
			Director General (Feb 1991 – Aug 2007) of Luismin,
			S.A. de C.V. (subsidiary of Goldcorp. Inc., a publicly
			traded (TSX & NYSE) senior gold mining company)

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	Number
	of each Class of
	Securities
	Beneficially Owned or
Name	Controlled (1)
Municipality of Residence
Position Held			Professional Qualifications (2)
& Date of Appointment	Undiluted	Fully- Diluted	& Occupation (3)

McDONALD, James M.	155,948	312,615	BSc (Geology)
Calgary, Alberta	shares	shares	University of Alberta
Director – Independent
(since February 17, 2003)	156,667	0	President of Makwa Exploration Ltd. (private
	options	options	geological consulting company; Jan 1988 – present)

	0	0
	warrants	warrants

SMITH, Brian R.D.	18,504	118,504	Queen’s Counsel (BC); Barrister & Solicitor (BC)
Victoria, British Columbia	shares	shares
Director – Independent			BA & LLB
(since June 2, 2003)	100,000	0	University of British Columbia, Vancouver, BC
	options	options	MA
			Queen’s University, Kingston, Ontario
	0	0
	warrants	warrants	Public Policy (energy) Advisor with Gowling Lafleur
			Henderson LLP (law firm; Oct 2001 – present) and
			Treaty Negotiator for Department of Indian & Northern
			Affairs (department of Canadian government; Jun
			2001 -- present)

			Formerly: Chairman (Nov 1989 – Nov 2004) of
			Canadian National Railway

(1)	As of January 10, 2008.

(2)	Includes designations and memberships in business-related associations.

(3)	Includes occupations held during past five years.

The public companies of which each officer and director is, or has been during the past five years, an officer, director or beneficial owner of more than a 10% voting position are:

Public companies of which individual is,
Name	or has been during the past five years, an officer, director or beneficial owner of more than a 10% voting position

Officers
GARDNER, Robert Clive Chairman of the Board & Director

Andover Ventures Inc. (Dec 11, 2006 – present), Atlas Technology Group, Inc. (Aug 2005 – present), Bolero Resources Corp. (Feb 25, 2006 – present), Getty Copper Inc. (Jun 10, 2003 – Nov 25, 2004), Kootenay Gold Inc. (Jun 27, 2003 – present), Stealth Energy Inc. (Aug 8, 2007 – present) and Triple Dragon Resources Inc. (Apr 2, 2007 – May 31, 2007)

LILLER, Gregory Kim President	Andover Ventures Inc. (Mar 1, 2007 – present), Gammon Gold Inc. (Sep 1, 1999 – May 11, 2006) and Mexgold Resources Inc. (Sep 18, 2003 – May 11, 2006)

16

Public companies of which individual is,
Name	or has been during the past five years, an officer, director or beneficial owner of more than a 10% voting position
MOORHOUSE, Wayne Richard Vice-President, Finance & Secretary	Andover Ventures Inc. (Mar 1, 2007 – present), Stealth Energy Inc. (Aug 8, 2007 – present) and Triple Dragon Resources Inc. (Apr 2, 2007 – Jun 1, 2007)

Directors
ANDERSON, James Roger	–
BLANKSTEIN, William Gordon	Andover Ventures Inc. (Jan 31, 2007 – present), Atlas Technology Group, Inc. (Aug 2005 – present) and Digifonica International Inc. (May 9, 2007 – present)
GOODMAN, Leslie David

Concorde Oil and Gas Plc. (Apr 2006 – present); European Equity Tranche Income Ltd. (Apr 2006 – date); Rambler Metals and Mining Plc. (Mar 2005 – present) and Viatel Holding (Bermuda) Limited (Jul 24, 2002 – present)

HUGHES, Richard William

Abitibi Mining Corp. (Jun 16, 1983 – present), Alamos Gold Inc. (Feb 16, 2000 – present), Amador Gold Corp. (Nov 14, 2002 – present), Chalice Diamond Corp. (Aug 1, 2006 – present), Fortune River Resource Corp. (Jul 21, 2002 – present), Golden Chalice Resources Inc. (Feb 2, 2004 – present), Golden Goliath Resources Ltd. (Jun 1999 – present), Gryphon Gold Corp. (Dec 9, 2005 – present), Kalahari Resources Inc. (Jul 2, 1986 – present), Klondike Gold Corp. (Aug 23, 1978 – present), Klondike Silver Corp. (Sep 2005 – present), Kootenay Gold Inc. (Mar 7, 2005 – present), Neodym Technologies Inc. (Feb 4, 1986 – present), Radiant Resources Inc. (Aug 1997 – present), Sedex Mining Corp. (Nov 24, 1980 – present) and Yale Resources Ltd. (Jun 5, 1987 – present)

LUNA ARELLANO, Eduardo	Alamos Gold Inc. (Oct 19, 2007 – present), Goldcorp Inc. (Jul 11, 2002 – Sep 1, 2007), Rochester Resources Ltd. (Aug 10, 2007 -- present) and Silver Wheaton Corp. (Oct 15, 2004 – present)
McDONALD, James M.

Alamos Gold Inc. (Feb 1997 – present), Amador Gold Corp. (May 11, 2005 – present), Black Bull Resources Inc. (Jun 1997 – Feb 16, 2004), Golden Chalice Resources Inc. (Jul 13, 2005 – present) and Kootenay Gold Inc. (Mar 14, 2005 – present)

SMITH, Brian R.D.

Andover Ventures Inc. (Mar 1, 2007 – present), ARISE Technologies Corporation (2002 – Mar 3, 2006), Bolero Resources Corp. (Mar 6, 2006 – present), Energy Savings Income Fund (Aug 2001 – present), Getty Copper Inc. (Jan 21, 2004 – Nov 25, 2004), and Zenith Industries Corp. (Jul 15, 2004 – present)

2.9	Committees of the Board of Directors

The Board of Directors of the Applicant has established five committees.

Acquisitions Committee

The Acquisitions Committee is responsible for reviewing, evaluating, overseeing the due diligence investigations concerning and negotiating, potential mining property and business acquisitions before the Applicant formally offers to acquire any of such assets.

The Acquisitions Committee consists of three directors, one of whom is an independent (outside, non-management) director (Leslie D. Goodman) and two of whom are not independent directors (Robert C. Gardner, QC – Committee Chair, and W. Gordon Blankstein). In light of the Committee’s responsibilities, the Board feels it is appropriate the Committee consist of a majority of non-independent directors.

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Audit Committee

The Audit Committee is responsible for reviewing the Applicant’s annual and quarterly financial statements and MD&A before they are submitted to the Board of Directors for review and approval, press releases regarding earnings before they are issued, and financial reporting procedures to ensure adequate procedures are in place for public disclosure of financial information extracted or derived from its financial statements and MD&A.

Such reviews are carried out with the assistance of the Applicant’s auditor, as required, and the Applicant’s senior management.

In addition, the Committee is also responsible for

  recommending to the Board of Directors the Applicant’s auditor to be nominated for election by the Common Shareholders at each Annual General Meeting, negotiating the compensation of the auditor,
  reviewing the performance of the auditor, and
  communications with the auditor. The Committee has direct channels of communication with the auditor.

The Board has adopted an Audit Committee Charter which provides appropriate guidance to members of the Audit Committee regarding their duties.

The Audit Committee consists of three directors, all of whom are independent (outside, non-management) directors (Leslie D. Goodman – Committee Chair, Brian R. D. Smith QC, and Richard W. Hughes).

Compensation Committee

The Compensation Committee is responsible for the review of all compensation (including stock options) paid by the Applicant to the Board of Directors, senior management and employees of the Applicant and any subsidiaries, to report to the Board of Directors on the results of those reviews and to make recommendations to the Board for adjustments to such compensation.

The policy used by the Committee in determining compensation is that the compensation should reflect the Applicant’s current state of development,
  reflect the Applicant’s performance,
  reflect individual performance,
  in respect of the executives, align their interests with those of the Common Shareholders, and assist the Applicant in retaining key individuals.

The main components of the executive compensation consists of base remuneration and incentive stock options which rewards to executives for delivering value to the Common Shareholders through measurable increases in the value of the Common Shares or asset base.

The Compensation Committee consists of three directors, one of whom is an independent (outside, non-management) director (Richard W. Hughes) and two of whom are not independent directors (Robert C. Gardner, QC – Committee Chair, and W. Gordon Blankstein).

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Corporate Governance Committee

The Corporate Governance Committee is responsible for advising the Board of Directors of the appropriate corporate governance procedures that should be followed by the Applicant and the Board and monitoring whether they comply with such procedures.

The Corporate Governance Committee consists of three directors, two of whom are independent (outside, non-management) directors (James M. McDonald and Brian R. D. Smith, QC) and one of whom is not an independent director (Robert C. Gardner, QC – Committee Chair).

Executive Committee

The Executive Committee is responsible for the day-to-day operation and management of the Applicant and, to carry out such mandate, have been granted a broad range of executive powers by the Board of Directors. In view of that and the fact that the Committee does not contain any unrelated directors, any material or significant decisions of the Committee have traditionally been reviewed and ratified by the full Board of Directors.

The Executive Committee consists of two directors, neither of whom are independent directors (Robert C. Gardner, QC – Committee Chair, and W. Gordon Blankstein) and the President of the Applicant (Gregory K. Liller).

2.10	Investor Relations

The names, phone numbers and e-mail addresses of the individuals serving as the principal contacts for investor relations purposes are:

Robert M. Blankstein
Suite 550, 999 West Hastings Street
Vancouver, British Columbia V6C 2W2
Canada

Tel:	(604) 682-2205
Fax:	(604) 682-2235
E-mail:	rblankstein@telus.net

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3.0	INFORMATION ABOUT SECURITIES

Except where indicated otherwise, the information in this section is as at January 10, 2008.

3.1	Securities Issued

3.1.1	Securities to be Listed

		A	B	A + B
Class of Security	Total Number Authorized	Total Number Issued [1]	Total Authorized to be Issued for a Specific Purpose [2]	Total to be Listed
Common Shares	Unlimited	40,770,624	8,181,172	48,951,796

3.1.2 Securities not to be Listed

Class of security	Total Number Authorized	Total Number Issued	Total Authorized to be Issued for a Specific Purpose
Options	4,077,062	2,621,099	1,455,963
Warrants	3,733,333	3,733,333	0
Totals	7,810,395	6,354,432	1,455,963

3.1.3	Securities Acquired

3.2 Securities Provisions

The Applicant has not acquired any of its own securities where the securities have neither been cancelled nor re-issued.

The Applicant has only one authorized class of shares, namely, the Common Shares.

See item 1.8 ‘History’ for changes to the Applicant’s authorized share capital.

3.3	Securities Sold for Cash

Class of security: Common Shares

Date	Method of Sale	Price per Security	Number of Securities	Net Amount (1) Received by Applicant	How Proceeds were Used	Name of Dealer or Firm which acted as Agent or Underwriter, if applicable
In 2008 to Jan 10, 2008	Exercise of Stock Options	--	--	--	--	--
In 2008 to Jan 10, 2008	Exercise of Warrants	--	--	--	--	--

1	The number of issued securities for each class of security to be listed should correspond to each of the following: the sum of the number of securities in items 3.3 and 3.4; the total issued capital in 3.7.1; and the total number of securities in 3.7.2.

2	The number of securities should correspond with the number of securities in 3.6.1.

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Date	Method of Sale	Price per Security	Number of Securities	Net Amount (1) Received by Applicant	How Proceeds were Used	Name of Dealer or Firm which acted as Agent or Underwriter, if applicable
In year ended Dec 31, 2007	Exercise of Stock Options	$1.43	1,036,155	$1,480,183	Exploration, Mine Development & Working Capital	--
In year ended Dec 31, 2007	Exercise of Warrants	$0.90	1,789,075	$1,610,168	Exploration, Mine Development & Working Capital	--
Jul 16, 2007	Private Placement	$3.75	6,666,666	$23,499,998	Exploration, Mine Development & Working Capital	Haywood Securities Inc. Salman Partners Inc.
In year ended Dec 31, 2006	Exercise of Stock Options	$1.30	744,872	$966,674	Exploration, Mine Development & Working Capital	--
In year ended Dec 31, 2006	Exercise of Warrants	$1.00	4,616,001	$4,651,002	Exploration, Mine Development & Working Capital	--
In year ended Dec 31, 2005	Exercise of Stock Options	$0.77	390,640	$299,181	Exploration, Mine Development & Working Capital	--
In year ended Dec 31, 2005	Exercise of Warrants	$0.90	69,550	$62,595	Exploration, Mine Development & Working Capital	--
Apr 7, 2005	Private Placement	$0.80	150,000	$114,000	Exploration, Mine Development & Working Capital	Evergreen Capital Corporation (Finder)
Mar 31, 2005	Private Placement	$0.80	115,250	$92,200	Exploration, Mine Development & Working Capital	--
Mar 11, 2005	Private Placement	$0.80	1,503,375	$1,194,700	Exploration, Mine Development & Working Capital	Union Securities (International) Ltd. (Finder)
Mar 8, 2005	Private Placement	$0.80	2,750,000	$2,095,000	Exploration, Mine Development & Working Capital	502757 BC Ltd. (Finder)
In period ended Dec 31, 2004	Exercise of Stock Options	$0.75	230,011	$172,508	Exploration, Mine Development & Working Capital	--
In period ended Dec 31, 2004	Exercise of Warrants	--	0	--	Exploration, Mine Development & Working Capital	--
Dec 29, 2004	Private Placement	$0.80	345,000	$276,000	Exploration, Mine Development & Working Capital	--
Oct 15, 2004	Private Placement	$0.80	847,000	$677,600	Exploration, Mine Development & Working Capital	--
In year ended Jul 31, 2004	Exercise of Stock Options	$0.75	383,000	$287,250	Exploration, Mine Development & Working Capital	--
In year ended Jul 31, 2004	Exercise of Warrants	$0.22	371,659	$83,166	Exploration, Mine Development & Working Capital	--
Apr 23, 2004	Private Placement	$1.50	764,001	$1,098,851	Exploration, Mine Development & Working Capital	Canaccord Capital Corporation (Finder)
Jan 2, 2004	Private Placement	$1.40	578,214	$809,500	Exploration, Mine Development & Working Capital	Canaccord Capital Corporation (Finder)
Nov 5, 2003	Private Placement	$1.20	576,000	$691,200	Exploration, Mine Development & Working Capital	--
Aug 12, 2003	Private Placement	$0.72	700,000	$488,880	Exploration, Mine Development & Working Capital	Leede Financial Markets Inc. (Finder)
In year ended Jul 31, 2003	Exercise of Stock Options	--	0	--	--	--
In year ended Jul 31, 2003	Exercise of Warrants	$0.10	4,966,682	$496,667	Working Capital	--

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Date	Method of Sale	Price per Security	Number of Securities	Net Amount (1) Received by Applicant	How Proceeds were Used	Name of Dealer or Firm which acted as Agent or Underwriter, if applicable
Sep 25, 2002	Private Placement	$0.10	4,000,000	$400,000	Working Capital	--
In year ended Jul 31, 2002	Exercise of Stock Options	--	0	--	--	--
In year ended Jul 31, 2002	Exercise of Warrants	--	0	--	--	--
Dec 24, 2001	Private Placement	$0.05	1,300,000	$65,000	Working Capital	--
Jul 31, 2001 (1)	–	–	3,591,481 (2)	$3,808,444 (2)	–	–
TOTAL	–	–	38,484,632	$45,420,767	–	–

(1)	Amounts are net of finder’s fees and commissions but before deduction of other costs of issuance and rounded to the nearest dollar.

(2)	Balances as at July 31, 2001.

Class of security: Warrants

Date	Method of Sale	Ex. Price per Security	Number of Securities	Expiry Date	Net Amount Received by Applicant	How Proceeds were Used	Name of Dealer or Firm which acted as Agent or Underwriter, if applicable
Jul 16, 2007	Private Placement	$5.25	3,333,333	Jul 16, 2009	--	--	Haywood Securities Inc. Salman Partners Inc.
Apr 7, 2005	Private Placement	$0.90	150,000	Apr 7, 2007	--	--	Evergreen Capital Corporation (Finder)
Mar 31, 2005	Private Placement	$0.90	115,250	Mar 31, 2007	--	--	--
Mar 11, 2005	Private Placement	$0.90	1,503,375	Mar 11, 2007	--	--	Union Securities (International) Ltd. (Finder)
Mar 8, 2005	Private Placement	$0.90	2,750,000	Mar 8, 2007	--	--	502757 BC Ltd. (Finder)
Dec 29, 2004	Private Placement	$0.90	345,000	Dec 29, 2006	--	--	--
Oct 15, 2004	Private Placement	$0.90	847,000	Oct 15, 2006	--	--	--
Apr 23, 2004	Private Placement	$1.55	764,001	Apr 23, 2006	--	--	Canaccord Capital Corporation (Finder)
Jan 2, 2004	Private Placement	$1.45	578,214	Jan 2, 2005	--	--	Canaccord Capital Corporation (Finder)
Nov 5, 2003	Private Placement	$1.30	576,000	Nov 5, 2005	--	--	--
Aug 12, 2003	Private Placement	$0.90	700,000	Nov 30, 2004	--	--	Leede Financial Markets Inc. (Finder)
Sep 25, 2002	Private Placement	$0.10	4,000,000	Sep 25, 2004	--	--	--
Dec 24, 2001	Private Placement	$0.10	1,300,000	Dec 24, 2002	--	--	--
TOTAL	–	–	16,962,173	–	--	–	–

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3.4	Securities Issued for Consideration other than Cash

Class of security: Common Shares

Date	Price per Security	Number of Securities	Value of the Payment	Consideration Received	Recipient of Securities
Aug 22, 2004	$0.82	790,427	$648,150	Property Acquisition	Luismin, S.A. de C.V.
Jan 2, 2004	$1.40	15,250	$21,350	Finder’s Fee	Canaccord Capital Corporation
Aug 22, 2003	$1.016	100,000	$101,600	Finder’s Fee	Bruno W. Barde
Aug 22, 2003	$1.016	1,380,315	$1,402,400	Property Acquisition	Luismin, S.A. de C.V.
TOTAL	–	2,285,992	$2,173,500	–	–

Class of security: Warrants

Date	Ex. Price per Security	Number of Securities	Expiry Date	Value of the Payment	Consideration Received	Recipient of Securities
Jul 16, 2007	$5.25	400,000	Jul 16, 2009	–	Agents’ Fee	Haywood Securities Inc. Salman Partners Inc.
Jan 2, 2004	$1.45	15,250	Jan 2, 2005	–	Finder’s Fee	Canaccord Capital Corporation
TOTAL	–	415,250	–	–	–	–

3.5	Payments to Promoters and Finders

The Applicant has made or agreed to make the following payments in cash or securities to a promoter or a finder in connection with a financing or property acquisition during the last five years.

Promoters

The Applicant has not made or agreed to make any payments in cash or securities to a promoter in connection with a financing or property acquisition during the last five years.

Finders

On August 22, 2003 the Applicant issued 100,000 Common Shares at a deemed price of $1.016 per share to Bruno W. Barde of West Vancouver, British Columbia in connection with the acquisition of La Guitarra Compañia Minera S.A. de C.V., a Mexican company which owns and operates La Guitarra Mine. At the time, he was arm’s length to the Applicant. Subsequently, he became a full-time consultant to the Applicant for a short period of time.

For services provided as finders to the Applicant in connection with private placement financings, the Applicant:

  paid in August 2003 to Leede Financial Markets Inc. of Vancouver, British Columbia a fee of $15,120;

  issued on January 2, 2004 to Canaccord Capital Corporation of Vancouver, British Columbia 15,250 Common Shares at a deemed price of $1.40 per share and warrants to purchase 15,250 Common Shares at $1.45 per share on or before January 2, 2005;

  paid in April 2004 to Canaccord Capital Corporation of Vancouver, British Columbia a fee of $47,150;

23

  paid in March 2005 to Union Securities (International) Ltd. of London, England a fee of $8,000 and 502757 BC Ltd., (wholly-owned by Peter McLean of Vancouver, British Columbia) a fee of $105,000; and

  paid in April 2005 to Evergreen Capital Corporation of Geneva, Switzerland a fee of $6,000.

3.6	Future Issuances of Securities

3.6.1	Securities Authorized for Issuance for a Specific Purpose

Class of security: Common Shares

Number Authorized [2]	Purpose of Authorization	Description of terms and conditions
Including dates of agreements or option grants[3] , exercise or conversion prices, market price of security on date of grant and expiry dates and if, as a result of exercise or conversion, a person or company would acquire a voting
		position in the Applicant of greater than 10%.
		Date of Agreement	Exercise (1) or Issue Price	Market Price at Time of Agreement	Expiry Date
319,000	Stock Options	May 10, 2007	$3.90	$3.99	May 10, 2012
390,000	Stock Options	Feb 27, 2007	$3.05	$3.05	Feb 27, 2012
281,263	Stock Options	Nov 28, 2006	$2.25	$2.18	Nov 28, 2011
279,500	Stock Options	Jun 6, 2006	$2.05	$2.04	Jun 5, 2011
457,669	Stock Options	Jan 26, 2006	$2.00	$2.11	Jan 26, 2011
466,667	Stock Options	Aug 1, 2005	$0.85	$0.73	Aug 1, 2010
150,000	Stock Options	Apr 19, 2005	$0.80	$0.69	Apr 19, 2010
50,000	Stock Options	Oct 29, 2004	$0.80	$0.84	Oct 29, 2009
25,000	Stock Options	Apr 16, 2004	$1.50	$1.42	Apr 16, 2009
50,000	Stock Options	Mar 26, 2004	$1.50	$1.40	Mar 26, 2009
27,000	Stock Options	Aug 25, 2003	$1.00	$1.04	Aug 25, 2008
45,000	Stock Options	Jun 2, 2003	$0.75	$0.75	Jun 2, 2008
80,000	Stock Options	Feb 28, 2003	$0.75	$0.67	Feb 28, 2008
1,455,963	Stock Option Plan	Nov 14, 2003	Market Price (2)	N/A	N/A
3,333,333	Warrants	Jul 16, 2007	$5.25	$4.36	Jul 16, 2009
400,000	Broker Warrants	Jul 16, 2007	$5.25	$4.36	Jul 16, 2009
370,777	Management Contracts	Oct 1, 2006	$2.75 (3)	$1.96	N/A
8,181,172	TOTAL	–	–	–	–

[2]	For example, include total number of shares which can be issued pursuant to outstanding warrants, convertible debentures, stock option plans, share purchase plans, conversion of another share class.

[3]	List the total number of options outstanding by grant date and exercise price. Do not list each grant individually. Details about individual grants should be included in the documents to be filed. See “Checklist of documents to be filed,” item 6.

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(1)	In accordance with the policies of the TSX Venture Exchange, the exercise price of stock options cannot be less than the closing price on the trading day preceding the date of granting.

(2)	These Common Shares will be issued at the market price at the time the Board of Directors authorizes their issuance or grants the stock option.

(3)	As provided in the Management Contract, this price is the average closing price for the 20 trading days preceding the end of the 2006 financial year. See paragraphs 2, 3, 4 and 5 of Item 7 ‘Material Contracts’ for particulars of share compensation arrangements with the three executive officers and one director of the Applicant.

3.6.2	Description of Share Compensation Arrangements

Stock Option Plan

The Board of Directors of the Applicant has established an incentive stock option plan (the “Plan”) in accordance with the policies of the TSX Venture Exchange (the “TSX-V”). The purpose of the Plan is to attract and motivate the directors, officers and employees of the Applicant (and any of its subsidiaries), employees of any management corporation and consultants to the Applicant (collectively the “Optionees”) and thereby advance the Applicant’s interests by providing them an opportunity to acquire an equity interest in the Applicant through the exercise of stock options granted to them under the Plan.

Pursuant to the Plan, the Board of Directors of the Applicant (or the Compensation Committee, if any) may grant stock options to Optionees in consideration of them providing their services to the Applicant or a subsidiary. The number of Common Shares subject to each option is determined by the Board of Directors within the guidelines established by the Plan. The options enable such persons to purchase Common Shares at a price fixed pursuant to such guidelines. The options are exercisable by the Optionee giving the Applicant notice and payment of the exercise price for the number of Common Shares to be acquired.

The Plan authorizes stock options to be granted to the Optionees on the following terms:

1.	The number of Common Shares reserved for issuance pursuant to outstanding options, in the aggregate, cannot exceed 10% of the issued Common Shares.

2.	The number of Common Shares subject to issuance upon the exercise of options granted under the Plan by one Optionee or all Optionees providing investor relations services is subject to the following limitations

(a)	no Optionee can be granted options during a 12 month period to purchase more than

(i)	5% of the issued Common Shares unless disinterested shareholder approval has been obtained (such approval has not been sought), or

(ii)	2% of the issued Common Shares, if the Optionee is a consultant, and

(b)	the aggregate number of Common Shares subject to options held by all Optionees providing investor relations services does not exceed 2% in the aggregate.

3.	Unless the Plan has been approved by disinterested Common Shareholders (such approval has not been sought), options granted under the Plan, together with all of the Applicant’s previously established and outstanding stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Common Shares, shall not result, at any time, in

(a)	the number of Common Shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the Common Shares outstanding at the time of granting,

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(b)	the grant to insiders, within a one year period, of options to purchase that number of Common Shares exceeding 10% of the outstanding Common Shares, or

(c)	the issuance to any one insider and such insider’s associates, within a one year period, of Common Shares totalling in excess of 5% of the outstanding Common Shares.

4.	The exercise price of the options cannot be set at less than the greater of $0.10 per Common Share and the closing trading price of the Common Shares on the day before the granting of the stock options. If the Optionee is subject to the tax laws of the United States of America and owns (determined in accordance with such laws) greater than 10% of the Common Shares, the exercise price shall be at least 110% of the price established as aforesaid.

5.	The options may be exercisable for up to 10 years.

6.	The Board (or the Compensation Committee, if any) may impose additional vesting requirements and, subject to obtaining any required approval from the TSX-V, may authorize all unvested options to vest immediately. If there is a ‘change of control’ of the Applicant due to a take-over bid being made for the Applicant or similar events, all unvested options, subject to obtaining any required approval from the TSX-V, shall vest immediately.

7.	The options can only be exercised by the Optionee (to the extent they have already vested) for so long as the Optionee is a director, officer or employee of, or consultant to, the Applicant or any subsidiary or is an employee of the Applicant’s management corporation and within a period thereafter not exceeding the earlier of:

(a)	the original expiry date;

(b)	one year after ceasing to be a director, officer, employee or consultant at the request of the Board of Directors or for the benefit of another director or officer unless the Optionee is subject to the tax laws of the United States of America, in which case the option will terminate on the earlier of the 90th day and the third month after the Optionee ceased to be an officer or employee; or

(c)	if the Optionee dies, within one year from the Optionee’s death.

If the Optionee is terminated ‘for cause’, involuntarily removed or resigns (other than at the request of the Board of Directors or for the benefit of another director or officer) from any of such positions the option will terminate on the 90th day from such termination.

8.	The options are not assignable except to a wholly-owned holding Applicant. If the option qualifies as an ‘incentive stock option’ under the United States Internal Revenue Code, the option is not assignable to a holding company.

9.	No financial assistance is available to Optionees under the Plan.

10.	Disinterested Common Shareholder approval must be obtained prior to the reduction of the exercise price of options granted to insiders of the Applicant.

Any amendments to the Plan or outstanding stock options are subject to the approval of the TSX-V and, if required by the TSX-V, of the Common Shareholders, with only ‘disinterested shareholders’ being entitled to vote. The amendment to an outstanding stock option will also require the consent of the Optionee.

No options have been granted under the Plan which are subject to Common Shareholder approval.

The Plan does not permit stock options to be transformed into stock appreciation rights.

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Management Contracts

See paragraphs 2, 3, 4 and 5 of Item 7 ‘Material Contracts’ for particulars of share compensation arrangements with the three executive officers and one director of the Applicant.

3.6.3	Potential Issuances of Securities

There are not any other security issuances by the Applicant currently being contemplated other than the issuance of 370,777 Common Shares to the three executive officers and one director of the Applicant pursuant to their consulting and employment contracts.

3.7	Distribution of Securities

3.7.1	Issued Capital

Class of Security: Common Shares

	Number of	Percentage of
	Securities	Issued Capital
Freely tradable
Held by public securityholders	31,982,810	78.44
Held by officers or directors of the Applicant, or by persons or companies who beneficially own or control, directly or indirectly, more than a 10% voting position in the Applicant	8,785,314	21.55
Total freely tradable (A)	40,768,124	99.99
Not freely tradable (e.g. escrowed, pooled or hold period securities) [4]
Held by public securityholders	2,500	0.01
Held by officers or directors of the Applicant, or by persons or companies who beneficially own or control, directly or indirectly, more than a 10% voting position in the Applicant	0	0.00
Total not freely tradable (B)	2,500	0.01
Total issued capital (A+B)[5]	40,770,624	100.00%

3.7.2	Registered Securityholders

Class of security: Common Shares (1)

Size of Holding	Number of	Total Number of
	Holders	Securities
1 - 99 Common Shares	24	1,185
100 - 499 Common Shares	29	5,991
500 - 999 Common Shares	7	4,213
1,000 - 1,999 Common Shares	9	10,839

[4]	The number of securities not freely tradable equals the total number of securities subject to escrow, pooling agreements or other hold periods as of the date of this application as listed in item 3.10.
[5]	This number should agree with the figure reported in Section 3.1.1 and the Applicant’s registered securityholders’ list.

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Size of Holding	Number of	Total Number of
	Holders	Securities
2,000 - 2,999 Common Shares	7	15,333
3,000 - 3,999 Common Shares	2	6,428
4,000 - 4,999 Common Shares	1	4,000
5,000 or more Common Shares	34	40,722,635
Total	113	40,770,624

	(1)	As at December 31, 2007.

3.7.3	Non-registered Securityholders

Written confirmations from registered holders, or their nominees, verifying that they hold freely tradable securities on behalf of a sufficient number of clients to meet the 300 public board lot holder requirement are submitted with this application.

Class of security: Common Shares

Size of board lot 6 : 100

Name of Registered Holder	Number of Separate, Beneficial Public Board Lot Holders (1)
Berkshire Securities Inc.	2
Blackmont Capital Inc.	114
Canaccord Capital Corporation	35
CIBC World Markets Inc.	1,507
Citibank Canada	6
Cormark Securities Inc.	3
Desjardins Securities Inc.	3
Dundee Securities Inc.	2
Global Securities Corp.	2
GMP Securities L.P.	2
Haywood Securities Inc.	19
Jones, Gable & Co. Ltd.	1
Leede Financial Markets Inc.	3
NBCN Inc.	57
Odlum Brown Limited	4
Penson Financial Services Canada Inc.	67
PI Financial Corp.	7

[6]	A board lot for securities trading between $0.10 and $0.99 per security is 500 securities. A board lot for securities trading at $1.00 or more is 100 securities.

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Name of Registered Holder	Number of Separate, Beneficial Public Board Lot Holders (1)
Raymond James Ltd.	14
RBC Dominion Securities Inc.	83
TD Waterhouse Canada Inc.	232
Union Securities Ltd.	5
Wolverton Securities Ltd.	2
TOTAL	2,170

(1)	As at August 31, 2007.

3.8	Largest Registered Securityholders

The 10 largest registered securityholders of the Applicant are as follows.

Class of security: Common Shares (1)

	Name and Address	Beneficial Owner(s) (if not known, state here)	Number of Securities held in Escrow	Total Number of Securities Held	Percentage of Issued Securities of this Class
1	CDS & Co. 25 The Esplanade Box 1308, Station A Toronto, ON M5E 1W5	Unknown	0	29,116,913	71.42

2	Karen S. Anderson 2801 South Ridgeview Way Sioux Falls, SD 57105	Karen S. Anderson & James R. Anderson	0	5,000,000	12.26

3	CEDE & Co. Box 20, Bowling Green Stn. New York, NY 10274	Unknown	0	4,614,710	11.32

4	Goldman Sachs International FBO Wexford Spectrum Trading Limited One New York Plaza New York, NY 10004 USA	Wexford Spectrum Trading Limited	0	455,000	1.12

5	Gardner and Associates Suite 550, 999 West Hastings Street Vancouver, BC V6C 2W2	Robert C. Gardner, QC	0	330,000	0.81

6	Goldman Sachs International FBO Wexford Catalyst Trading Limited One New York Plaza New York, NY 10004 USA	Wexford Spectrum Catalyst Limited	0	195,000	0.48

7	Apogee Gold Fund LLC 90 Strawberry Hill Street Dover, MA 02030 USA	Apogee Gold Fund LLC	0	175,000	0.43

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	Name and Address	Beneficial Owner(s) (if not known, state here)	Number of Securities held in Escrow	Total Number of Securities Held	Percentage of Issued Securities of this Class
7	Parhys Investments Ltd. #2153 – 349 West Georgia Street Vancouver, BC V6B 3V3	Children of Robert C. Gardner, QC or both Robert C. Gardner, QC & Randi M. Jarvis	0	175,000	0.43

8	Osiris Investment Partners, L.P. One Federal Street, 18th Floor Boston, MA 02110 USA	Osiris Investment Partners, L.P.	0	170,000	0.42

9	DKR Saturn Event Driven Holding Fund Ltd. c/o BNY Alt. Investment Services Ltd. Ingham & Wilkinson Building 129 Front Street Hamilton HM 12 Bermuda	DKR Saturn Event Driven Holding Fund Ltd.	0	160,000	0.39

10	Peter Maclean Suite 550, 999 West Hastings Street Vancouver, BC V6C 2W2	Peter Maclean	0	50,000	0.12

(1)	As at December 31, 2007.

3.9	Significant Beneficial Securityholders

Each person, company or other entity owning or controlling, directly or indirectly, securities carrying more than 10% of the votes attached to all outstanding voting securities of the Applicant or those which would acquire a voting position of greater than 10% as a result of exercising or converting securities listed in 3.6.1 are:

Class of security: Common Shares

Name and Address of Beneficial owner	Nominee Account (if applicable)	Number of Securities	Percentage of Issued Securities of this Class
Anderson, James R. & Karen S. 2801 South Ridgeview Way Sioux Falls, SD 57105	Not applicable	5,000,000	12.26

3.10	Securities Not Freely Tradable

None of the Applicant’s outstanding Common Shares are pooled, held in escrow, non-transferable or subject to resale restrictions or held under a voting trust agreement, syndicate agreement or similar agreement at the time of listing other than 2,500 Common Shares out of an initial 42,500 Common Shares held in escrow by Computershare Investor Services Inc. of Vancouver, British Columbia pursuant to an Escrow Agreement dated January 8, 1982. The Common Shares may be released or cancelled upon the direction of the TSX-V or Executive Director of the British Columbia Securities Commission. The Applicant has applied to the TSX-V to cancel these shares in accordance with the provisions therefor in the Escrow Agreement.

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3.11	Securityholders with a 10% Interest in Pooled or Escrowed Securities

The persons who beneficially own or exercise control or direction over, directly or indirectly, of more than a 10% interest in the Common Shares held in escrow are:

Name and Address	Beneficial Ownership	Number of Securities Held in Escrow	Percentage of Securities Held in Escrow
Four Mountain Services Ltd.	John B. Lepinski	2,500	100
203 – 1024 Ridgeway Avenue
Coquitlam, BC V3J 1S5

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4.0	HOLDINGS AND ACTIVITIES

4.1	Subsidiaries

The Applicant has the following directly or indirectly owned subsidiaries.

Name and Head Office Address	Jurisdiction of Incorporation or Organization	Percent Owned	Nature of Business	If Publicly Traded, Market(s) Where Traded
La Guitarra Compañia Minera, S.A. de C.V.	México	99.9999983%	Silver & gold	N/A
Domicilio conocido de origin, S/N		direct	mining
Carretera a Valle de Bravo
Temascaltepec de González, CP 51300		0.0000017%
México		indirect
Servicios para la Industria Minera, S.A. de C.V.	México	99.998%	Mining services	N/A
Domicilio conocido de origin, S/N		direct	company
Carretera a Valle de Bravo			supplying labour
Temascaltepec de González, CP 51300		0.002%	and accounting
México		indirect	services to La
Guitarra
Rule Nevada Inc.	Nevada	100% direct	Holding	N/A
6121 Lakeside Drive, Suite 260			company for
Reno, Nevada 89511			Oest Claims,
USA			Devil’s Gate-
Chinatown
Mining District,
Nevada

4.2	Investments in Securities of Other Companies

The Applicant does not own any securities of any other companies.

4.3	Properties

The principal locations where the Applicant conducts its business and how the properties are used are:

Municipality or region	Use of property	Owned or leased
Vancouver Canada	Head Office	Leased
Temascaltepec de González México	La Guitarra and San Rafael Mines	Leased and owned

4.4	Research and Development Companies

Not Applicable.

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4.5	Mining and Oil and Gas companies: Properties

4.5.1	All Mineral Properties

The Applicant’s business consists of the operation of its two silver and gold mines in the Temascaltepec Mining District of Mexico.

Location & Access

La Guitarra and San Rafael Mines are located approximately 120 kilometres southwest of Mexico City.

Access to La Guitarra Mine is by paved road except the last two kilometres which are a gravel road. There is an airport at Toluca that has international air traffic, however, the main access by air is through Mexico City.

Climate

The climate in the area of La Guitarra Mine is moderate in temperature and humidity. The average annual temperature is about 18°C. The warm month average may be as high as 26°C and the cold month average may be in the order of 8°C. The majority of the approximately 1,200 millimetres of rain falls during the summer months from June to September. Evaporation is relatively high and exceeds the precipitation.

Topography

La Guitarra’s mine and plant facilities are in rough hilly terrain. The elevation at the plant is approximately 2,100 metres. The topographic relief in the area is 500 metres.

Much of the area is forest covered with pine trees of less than 260 centimetres in diameter. In some areas the underbrush is dense and difficult to pass through. The stream valleys have broad relatively flat flood plains that are used for agriculture.

Mineral Concessions

Prior to 2006 there were two types of mineral concessions in Mexico. An ‘exploration’ concession had a six year term before it would expire or could be elevated to an ‘exploitation’ concession. The elevation of a mining concession from exploration to exploitation was sometimes a lengthy process, however, this delay has now been eliminated by the creation of only one type of concession.

Starting in 2006, all new concessions granted are exploitation concessions and all previously existing exploration concessions were automatically converted into exploitation concessions. All of the concessions are surveyed prior to being granted.

Exploitation concessions have a 50 year term and can be renewed for as long as the mine is active. They entitle the holder to explore for and exploit the mineral deposits found within them.

La Guitarra owns 15, and leases 28, mineral concessions covering an area of 39,714 hectares in the Temascaltepec Mining District. The concessions are located mostly in the municipality of Temascaltepec, however some concessions are in the municipalities of Valle de Bravo and San Simón de Guerrero. La Guitarra Mine is located on the leased concessions.

In order to engage in exploration and commercial mining activity, an environmental permit is also required. La Guitarra currently has all necessary environmental permits for exploration and for commercial mining activity on these concessions.

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La Guitarra also owns one mineral concession covering 4,487 hectares in the state of Durango, Mexico adjacent to the past-producing Gavilanes Mine. It acquired this concession for future exploration and plans to maintain the concession in good standing until such time as financial resources are available to initiate a work program and necessary environmental permits have been obtained.

To keep the concessions in good standing a minimum investment or assessment work has to be completed each year and the work filed. The amount of the investment or work varies based on the size of the concession. It is possible to group concessions together and carry forward the excess work from previous years. The current work programs, coupled with the past work by La Guitarra, will satisfy the minimum requirements for many years.

Acquisition

On August 22, 2003 the Applicant completed the acquisition from Luismin, S.A. de C.V. (“Luismin”) of La Guitarra Compañia Minera S.A. de C.V. (“La Guitarra”), a Mexican company which owns and operates La Guitarra Mine, and all of its assets including 28 leased and 11 owned mineral concessions in the Temascaltepec Mining District. La Guitarra subsequently acquired a further four concessions from the Mexican government and, as a result, holds concessions to substantially all of the Mining District.

The purchase price for La Guitarra was US $5,000,000 payable over eight years. In addition, the Applicant granted Luismin a Net Smelter Returns (“NSR”) royalty over the concessions. The royalty is payable as follows:

(i)	1% of NSR if the price of the gold or gold equivalent sold by the Applicant is equal to or greater than US$400 but is less than US$450 per ounce;

(ii)	2% of NSR if the price of the gold or gold equivalent sold by the Applicant is equal to or greater than US$450 but less than US$500 per price;

(iii)	3% of NSR if the price of the gold or gold equivalent sold by the Applicant is equal to or greater than US$500 per ounce

The amount of any third party royalty paid on minerals mined, produced or otherwise recovered from the concessions shall be deducted from the royalty payable by the Applicant to Luismin. This royalty is only payable once production from the Temascaltepec Mining District since August 1, 2004 reaches an aggregate total of 175,000 equivalent ounces of gold. As at November 30, 2007, a total of approximately 44,500 equivalent ounces of gold had been produced.

The Applicant paid, at the closing, US $1,000,000 by the issuance of 1,380,315 Common Shares at a deemed price of CDN$ 1.106 per share. Further payments of US $500,000 were, and are, payable on the first through eighth anniversaries of closing. All payments are payable in cash or, in the Applicant’s discretion, Common Shares. As of the date of this Listing Application, the Applicant has issued 790,427 Common Shares and paid US $1,500,000 in cash to satisfy the first four annual payments to Luismin.

At the closing, La Guitarra entered into a Purchase and Sale Agreement with a subsidiary of Luismin, Compañia Minera Peña de Bernal, S.A. de C.V., pursuant to which such subsidiary agreed to purchase all of the concentrate produced by La Guitarra from its mine. In January, 2007 Starcore International Ventures Ltd. of Vancouver, BC announced that it had purchased Compañia Minera Peña de Bernal, S.A. de C.V. from Luismin. The Applicant continues to sell all of its concentrate to Compañia Minera Peña de Bernal, S.A. de C.V.

Luismin is a wholly-owned subsidiary of Goldcorp Inc., a publicly traded company the shares of which are listed on the Toronto and New York Stock Exchanges. At the time of the acquisition, Luismin was arm’s length to the Applicant. Following the acquisition, Luismin’s then President, Eduardo Luna Arrellano, was appointed a director of the Applicant.

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Starcore is a publicly traded company the shares of which are traded on the Toronto Stock Exchange. It is arm’s length to the Applicant.

In connection with the acquisition, the Applicant paid a finder’s fee of 100,000 Common Shares to Bruno W. Barde, an arm’s length geologist. Mr. Barde later became a full-time consultant to the Applicant for a short period of time.

Duties & Royalties

All of the concessions owned and leased by La Guitarra are subject to a mining duty payable to the government of Mexico. The rate of the mining duty depends on the age of the concession. The rate changes each semester with the Department of Mines publishing the new rates in January and July. The duties are due in both January and July.

In addition to the overriding royalty payable to Luismin on production from the 40 concessions acquired from it as described above under ‘Acquisition’, the 28 leased concessions are subject to royalty agreements with the two owners of the concessions. These royalties are described as follows.

Las Torres Agreement: A royalty agreement with Minera Las Torres S.A. de C.V. covers 23 leased concessions totalling 354.1 hectares. La Guitarra Mine is located on these concessions and they cover the majority of the current areas of production.

The agreement provides for the payment of an NSR royalty is based on the price of gold. If the price of gold is US$ 300 or less, the royalty is 2% of NSR. If the price of gold is between US$ 300 and US$ 350, the royalty is 3% of NSR and if the price of gold is US$ 350 or more, the royalty is 3.5% of NSR.

Gottfried Joy Agreement: A royalty agreement with Mario Héctor Gottfried Joy covers the remaining five leased concessions totalling 767.3 hectares.

The agreement provides for royalty payments of 1.5% of the amount received in final payment for the gold and silver produced when the concessions are in production. If the value of silver is more than US$ 15 per ounce the royalty increases to 2%.

If the concessions are not in production, a payment of US$ 2,000 per month plus a cost-of-living adjustment from September 2003 must be paid. The monthly payment is considered as an advance on the royalty payable and will be repaid once the five concessions are put into production. The monthly royalty payment will be reduced by US$ 500 if the total royalty paid for the month is US$ 3,500 or less and by US$ 1,000 if the royalty paid is US$ 3,501 or more.

An additional payment to Mr. Joy of US$ 200,000 is payable when the production from the five concessions has totalled 30,000 equivalent ounces of gold.

History of Mining in the Temascaltepec District

Mining in the Temascaltepec area started in the mid 1500s when the Spanish miners first arrived. Old tools, ancient buildings and antiquated mining shafts are found throughout the area.

In the 18th century, the Mina de Agua (Water Mine) and surrounding area were one of Mexico’s largest silver producers, generating roughly 10% of the country’s total mineral wealth.

During the early 20th century, the American Rincon Mining Company began significant mining and smelting operations at Rincon, in the south-eastern portion of the Temascaltepec Mining District. This operation continued until the mid-1930s. Over the life of the Rincon mine, the District was the third largest silver producer in Mexico.

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Modern mining resumed in 1990 when the Compañia Minera Arauco returned to where the Spaniards had first mined in 1555, and it began conducting exploration and development work on La Guitarra Vein with an initial production rate of 30 tonnes per day.

In 1993 Luismin acquired the property, began commercial operations and consolidated ownership of the entire Temascaltepec Mining District. Luismin also expanded the reserve base in La Guitarra Mine and increased the milling capacity to 340 tonnes per day.

Environmental Legislation

The principal environmental legislation applicable to the Applicant’s operations is the General Ecology Law of 1988 and the Normas Oficiales Mexicanas (NOMS), which are standards promulgated by the Environmental, Natural Resources and Fishery Secretariat (SEMERNAP). In addition there are environmental regulations under the General Laws of Mexico.

The Applicant’s operations are also subject to a number of additional Mexican environmental and health and safety regulations concerning land and water transportation of equipment, supplies and products, fuel storage, water treatment and discharge, noise levels, air pollution, solid waste, stewardship of forestry resources, and archaeological sites.

4.5.2	Significant Mineral Properties

Geology

La Guitarra Mine is in the south-eastern end of the Mexican Silver Belt. The Sierra Madre Occidental or the Mid-Eocene Ignimbrite Belt includes large extrusions of rhyolite and andesitic volcanic material. Numerous low sulphidation epithermal silver-gold deposits are associated with hydrothermal activity during the mid-Eocene period. In the southern part of the belt in the Temascaltepec area, where La Guitarra Deposit and a number of other deposits are located, mafic volcanics of the Trans-Mexican volcanic belt overlie the intermediate to felsic Eocene volcanics.

The Jurassic basement rocks of the Temascaltepec were deformed by folding with uplifting prior to the deposition of the Early Eocene. After the folding there were several periods of extensional faulting. The intrusion of the late Eocene to Oligocene granites and the out-pouring of volcanics is apparently associated with the faulting. The veins have a pronounced northwest trend indicating that the faulting played a large part in controlling their emplacement. The fault movements have been difficult to determine.

There was a period of volcanism in Mid to Late Eocene time. It is believed that the vein mineralization was emplaced either late in the period of volcanism or immediately after the volcanism. These veins have a pronounced northwest trend indicating the structural control and show evidence of extension during deposition. The structures in the veins and the structures associated with the veins suggest that the movement during vein formation was not intense.

Mineralization

The mineralized vein systems that are found on the concessions are classed as polymetallic, low-sulphidation of epithermal origin. There are in excess one hundred epithermal veins traversing the property in four main vein trends called El Coloso/Nazareno, La Guitarra, Mina de Agua and El Rincon.

These mineralized veins traverse the property along a strike length of over 15 kilometres and over a width of four kilometres. The veins cut across different rock types but are considered to be from the same major hydrothermal system.

The veins vary in width from less than a metre to over 20 metres. The quartz veining consists of well banded, chalcedonic and fine grained crystalline quartz with minor amounts of calcite. The chalcedonic quartz is thought to indicate an upper part of the mineral system suggesting that the depth potential of the mineralization is good.

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The wall rocks around the veins are altered with advanced argillic mineralization and an outer propylitic halo.

La Guitarra Veins

La Guitarra’s vein system outcrops along a strike of more than 3.5 kilometres and has been explored in part to a depth of 500 metres. In the eastern part the veins strike generally northwest and in the westerly part change to westerly strike. The dip of the veins is steeply to the south from 70° to 90°.

The one to four metre wide mineralized zones of La Guitarra Vein are within a large quartz vein that is up to 20 metres wide. These brecciated and rebrecciated mineralized zones are very complex, pinching, swelling and bifurcating over short distances.

The silver and gold is contained in silver sulphides, sulphosalts and electrum. The remaining mineralization consists of minor amounts of pyrite and other sulphides such as galena and sphalerite.

Infrastructure

The infrastructure at the mine site consists of a flotation style concentration mill, offices, warehouses, repair shops, drill core facilities, and an analytical laboratory. The concentrating mill has a rated capacity of 340 tonnes per day.

The various locations at the mine site are joined together in a computer network. Cellular phone service at the mine site is unreliable; however it is good in the nearby town. Long distance phone service (VOIP) is available over the Internet satellite service. At the mine site, a local phone service is available for communication between the different departments.

Power is from the Mexican Federal Power Commission’s (Comisión Federal de Electricidad or CFE) national grid.

Water is supplied from the mine workings and surface streams. The mine holds the right to take 192 thousand cubic meters of water from the Temascaltepec River per year.

Local Resources

There are numerous small communities in the area. There is an adequate supply of unskilled labour as well as a good supply of mine oriented and trained people. A large majority of the workforce employed by La Guitarra are permanent residents of the Temascaltepec Region.

There are many farms and cattle ranches in the region. As well as the normal agricultural pursuits, the area is known for its trout farming. The forests are logged for the lumber and the pine tree sap is collected for the chemical industry.

Tourism is an important industry with the resort area catering to people from Mexico City. The beautiful scenery due to the forested nature and the numerous ponds in the area as well as the cooler climate make it very attractive. An unusual tourist attraction to the area is the gathering of the Monarch Butterflies in the fall after they have migrated from Canada and the USA.

The nearest major city is Toluca, located approximately 50 kilometres to the northeast on the way to Mexico City. This city has all of the normal amenities of diverse banking, good hospitals and educational facilities, including a university.

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La Guitarra Mining and Processing

Mining at La Guitarra Mine is from underground stopes. The mining method employs conventional drill and blast mining methods to extract the ore. Access to the cut and fill stopes is by adits and ramps.

The ore is processed by conventional sulphide flotation. The concentrates are sent to a refinery to recover the silver and gold.

Development of La Guitarra’s Mining Complex

Following the purchase of La Guitarra, the Applicant carried out the following development work.

San Rafael Mine

The San Rafael Mine is adjacent to La Guitarra Mine and the two mines share a great deal of common infrastructure. It was developed to exploit high grade mineralization along La Guitarra Vein. This mineralization was identified by a blind drill program conducted by the Applicant in 2003. Mine development was initiated in 2003 and the first production ore from the mine was delivered to La Guitarra Mill in 2005.

To date over 2,500, meters of ramps, crosscuts, ore passes and ventilation raises have been developed within the San Rafael Mine. The Applicant currently plans for further development to open the high grade mineralization identified in the San Rafael II, III and IV Zones identified by surface and underground drilling.

Currently, up to 80% of the underground ores sent to La Guitarra Mill come from the San Rafael Mine and as mine development continues it is expected San Rafael will continue to be a major source of ore for La Guitarra Mill.

La Guitarra Mine

At La Guitarra Mine, the Applicant has upgraded existing infrastructure. During fiscal 2006 capital investments focused on expanding infrastructure for increased future production and collecting geological information to assist in planning district exploration and development. Work during the year included:

  construction of 3,800 meters of ramps, cross cuts and drifts;

  18,000 meters of diamond and core drilling consisting of 15,100 meters of surface drilling and 2,900 meters of underground diamond drilling; and

  development of over 100 meters of new ore passes and ventilation raises.

In addition, La Guitarra and San Rafael Mines were connected on a second level, waste rock dumps were expanded and an underground maintenance facility was constructed.

During the 11 months ended November 30, 2007 capital investments focused on expanding infrastructure of La Guitarra Mine for increased future production and collecting geological and metallurgical information to assist in planning future exploration and development. Work during the period included:

  construction of 3,000 meters of ramps;

  cross cuts and drifts;

  over 25,000 meters of diamond and core drilling consisting of 11,000 meters of diamond drilling and 14,000 meters of core drilling; and

  development of new ore passes and ventilation raises

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Nazareno Mine

Underground exploration and development to test the feasibility of reopening the historic Nazareno Mine (located approximately four kilometres northwest of La Guitarra Mine) continued during 2006 with over 300 meters of underground drifts and crosscuts completed. During the 11 months ended November 30, 2007 a plan for upgrading existing seasonal access to Nazareno to year round access was developed and initiated The Applicant expects this work will be completed during the first quarter of 2008. When completed, the improved access will allow further exploration work at surface and from underground to determine the extent of mineralization and the economic feasibility of reopening the historic Nazareno Mine.

Plans for fiscal 2008 include approximately 200 additional metres of ramps and crosscuts, up to 2,000 metres of diamond drilling and metallurgical testing of samples obtained from old workings and fresh ore. In an effort to facilitate the development at Nazareno the Applicant plans to upgrade infrastructure to provide year round access to the site.

Mina de Agua (Water Mine)

Sampling was conducted on the Santa Ana and Cascaras Veins at Mina de Agua (located approximately five kilometres southeast of La Guitarra Mine) during the first half of 2006. This information was used to develop a surface diamond drill program, and over 7,400 meters of surface diamond drilling was completed in 2006. In the 11 months ended November 30, 2007, over 8,000 meters of drilling was completed.

The Applicant’s management made a decision in the fall of 2006 to construct an underground exploration ramp to access the Santa Ana Vein. This will allow the extraction of test ore and enhance the information data base prior to making a commercial production decision. During the 11 months ended November 30, 2007, a development portal was collared and over 235 meters of underground ramps and drifts were developed to access the principal vein and historic workings.

The Applicant’s plans at Mina de Agua include additional diamond drilling of the multiple veins, continued development of proven and probable ore blocks and infrastructure improvements.

Exploration of La Guitarra’s Concessions

The Applicant is actively exploring its Temascaltepec properties to extend the known zones and find new ones. This has resulted in the discovery of the San Rafael vein system approximately 300 metres southeast of La Guitarra vein system. This vein system is already being mined and is an important part of the resources and reserves.

There are many exploration targets on the property as evidenced by the old mine workings, the remnants of surface pitting and trenching.

In August 2006, the Applicant announced an expanded exploration program for La Guitarra Mine and the surrounding area. The exploration is to expand the resources and reserves with the ultimate goal of increased production at La Guitarra Mine and to demonstrate the full potential in the area.

The initial stage includes reconnaissance mapping, sampling, 15,000 metres of trenching, 50,000 metres of diamond drilling, using primarily NQ and HQ diameter core, and some reverse circulation drilling. The sampling will include chip sampling of outcrops and other surface showings and sampling old mine workings including chip samples from underground and historic waste dumps. Metallurgical studies to determine the feasibility of introducing heap leach processing for low grade zones and possibly cyanidation of ore in a milling complex are underway.

As of November 30, 2007, over 50,000 meters of core and reverse circulation drilling were complete. The majority of the planned trench work was cancelled after initial trench results failed to provide useful information due to high levels of mineral leaching at surface. The majority of phase one work has been completed. The Applicant has used information gained during phase one to develop plans for future district exploration, mine development and expansion of production.

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Exploration of the Creston Area, located only several hundred metres from the milling complex, is continuing with further trenching and diamond drilling. It is being prepared for exploitation by open cut. The vein tends to stand as a ridge on the edge of a steep hill. Limited stripping will be necessary on the downhill side giving a low overall stripping ratio. The very low mining costs associated with the Creston Project should make this lower grade resource profitable.

La Guitarra Mine has an assay laboratory associated with the milling complex. This laboratory assays all of the mill samples, bullion and mine samples. The exploration samples from the drilling programs are sent to ALS Chemex, and ISO 9000 certified assay lab, in Vancouver, British Columbia for analysis.

Sampling

Diamond drill core samples, chip samples and muck samples are all used by La Guitarra for mining control as well as for reserve and resource determination.

Diamond drill holes are used to locate the extensions of the veins or to find new veins. Drill holes are also used to provide sample data between the mine levels for resource and reserve determinations. The drill core is logged in La Guitarra’s facility at the mine site. The core is oriented and marked for sampling by the geologist. For all drill core the intervals selected for sampling are cut in half using a diamond saw by the designated core splitter. One half of the core is retained in the core box for further consideration and the other half is placed in properly marked sample bags for shipment to the laboratory. The collars of all diamond drill holes are surveyed and the holes are surveyed down the hole.

The chip samples are taken underground by a trained sampler. The new exposures of the veins are sampled in the workings. Due to production pressures not all of the stope lifts are sampled. The samples are taken by chipping with a hammer across the sample length in a channel fashion. The sample lengths are set so that the individual veins and the waste sections within the veins are sampled separately. The wall rocks at the sides of the veins are sampled separately from the veins. The samples are normally less than one metre in length. The samples are placed in appropriately marked bags and transported to the laboratory. The samples are marked and located using the survey markers for control.

The Applicant has implemented a quality control system that includes the insertion of blanks, duplicates and reference material in the sample stream. To check the assay results, La Guitarra’s laboratory re-assays approximately 3% of all of the samples with additional checks run on anomalous values.

The program to send the samples out for check analysis is under the direction of the Applicant’s Senior Geologist.

Sample Handling

Recent drill programs have been carried out using quality control and quality assurance programs to ensure the sampling and assaying are conducted in accordance with the best possible practices.

Previously check analysis was carried out with one half of the sawn core going to the mine site lab for preparation. After the initial preparation, crushing and grinding, samples were split for assaying by La Guitarra’s lab at the mine site and ALS Chemex. The samples actually sent for this set of check analysis would have been either a crushed lab reject or a ground pulp reject. The sample was sent to Hermosillo, Mexico where it was pulverized in the ALS Chemex lab and then the prepared pulps were sent to Vancouver, British Columbia for fire assaying.

The current practice is to send one half of the sawn drill core directly to the ALS Chemex facility in Hermosillo, Mexico and the prepared pulps are sent to Vancouver, British Columbia for analysis. When requested, duplicate samples will be prepared for La Guitarra’s laboratory at the minesite. Occasionally a quarter split of the core is sent to La Guitarra’s lab.

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All of the sample rejects, crushed and pulps are returned to the mine for storage.

Assaying

La Guitarra’s assay laboratory follows standard protocols for sample preparation and assaying. As the silver levels are generally high in the samples run by the mine, the practice of routinely adding a fixed amount of silver to the assay sample has not been followed. When this procedure is used, the analysis of low grade samples is easier.

In 2006, the Applicant introduced quality control and assurance programs and there is now a program set up to confirm the assay labs results. The results from this program are discussed below under ‘Check Assaying’.

At La Guitarra’s laboratory the samples are:

  Crushed to 1/8th inch with a jaw and cone crusher;

  Riffle split to approximately a 200 gram sample;

  Dried; and

  Pulverized in a disk pulverizer with 90-95% passing 200 mesh screens.

The crusher and pulverizer are cleaned by compressed air after each sample.

Following this preparation, normal fire assay procedures are employed using a 20 gram sample regardless of the source of the sample, namely:

  The doré bead is weighed on a micro balance;

  The silver is removed from the doré bead with nitric acid; and

  The gold prill remaining after the silver is removed is weighed using a micro balance.

Previously the laboratory used 10 gram assay samples but this was increased to 20 grams in late 2006 as the 10 gram was a very small sample for rock analysis, especially if they are low grade and the silver addition to the sample is not made.

Check Assaying

In the first half of 2006 there were 710 samples assayed at La Guitarra’s Mine laboratory and by ALS Chemex in Vancouver, British Columbia. The results of this sampling are contained in the report of Glenn R. Clark & Associates Limited dated September 22, 2006. In the last half of 2006 there were 943 check analyses of the samples obtained from drilling. These samples were analyzed by both of these laboratories. The results of this check assaying are available in the report of Glenn R. Clark & Associates Limited dated June 11, 2007.

The mine lab analyzes the samples as described above. ALS Chemex uses a different procedure for analysis with all of the samples being analyzed by ICP with an AA finish. Samples containing more than 10 grams of gold per tonne or more than 100 grams of silver per tonne are re-analyzed using a fire assay with a gravimetric finish for both silver and gold or an acid digestion with an AA finish for silver.

Production Information

Luismin operated La Guitarra’s Mine from 1991 to July 31, 2003 when the Applicant purchased La Guitarra. The following table summarizes the yearly production, grades, mineral recoveries and metal production by La Guitarra.

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YEAR	MILLED TONNES	HEAD GRADE (grams / tonne)		RECOVERIES (%)		SHIPPED (kilograms)
		Gold	Silver	Gold	Silver	Gold	Silver
1991	2,574	3.23	466	51.36	65.28	3.41	673
1992	9,927	6.72	345	67.41	54.43	47.01	2,517
1993	8,206	5.20	320	80.19	70.72	33.18	1,812
1994	25,055	3.58	256	63.38	57.37	68.03	5,013
1995	65,410	3.20	321	83.24	81.61	174.41	17,483
1996	94,375	3.63	286	86.44	85.28	295.78	23,430
1997	107,305	4.35	299	86.49	84.66	395.62	26,876
1998	106,598	3.89	331	79.28	80.76	336.80	28,871
1999	105,136	3.60	298	87.13	84.57	333.94	26,773
2000	113,809	3.29	255	78.53	80.59	294.75	23,483
2001	101,548	3.92	227	79.63	82.73	316.97	19,071
2002	79,679	3.58	209	77.00	79.66	228.13	13,837
2003	41,387	3.09	252	80.67	86.47	100.54	8,799
2004	41,946	3.64	273	81.56	86.96	125.75	9,985
2005	45,924	5.54	327	95.82	88.21	249.48	13,630
2006	53,873	3.07	348	88.83	88.34	146.34	16,563
2007 (1)	50,546	3.40	189	85.42	84.66	140.74	7,959
Totals or Averages	1,053,298	3.75	279	82.85	84.31	3,217	241,606

(1)	Amounts for 2007 are for 10 months ended October 31, 2007 and not included in totals. The average grades and recoveries are lower during this period as a result of a surface test mining operation conducted during the period. All other production is from underground.

The following table summarizes select financial information for the last two completed fiscal years for La Guitarra and the Applicant (all values are Canadian dollars unless noted otherwise):

Description	2006	2005
Total revenues	8,568,324	7,187,026
Cost of sales	5,600,743	4,604,617
Operating profit of La Guitarra	2,967,581	2,582,409
Applicant’s overhead & other items	1,951,507	1,500,841
Deferred income tax	841,996	92,228

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Description	2006	2005
Stock compensation	1,666,470	270,262
Net income (loss)	(1,492,392)	719,078

Production Cost Information (per ounce equivalent of silver)
Cash operating cost (US$)	5.26	4.76
Total cash cost (US$)	5.61	5.03
Total production cost (US$)	6.53	5.62

Resources & Reserves

On May 16, 2007 the Applicant released the results of an independent audit of the estimated mineral reserves and resources contained in its mining concessions in Temascaltepec Mining District. Those results are set out in a report dated May 15, 2007 prepared by Glenn R. Clark, P. Eng., an ‘independent qualified person’ under National Instrument 43-101 Standards of Disclosure for Mineral Properties of the Canadian Securities Administrators.

The reserves and resources as of December 31, 2006 were as follows:

Classification	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Equivalent (oz)
Reserves
Proven	97,900	196	3.21	617,000	10,100	1,122,000
Probable	430,800	332	1.17	4,600,000	16,300	5,415,000
Proven + Probable	528,700	307	1.55	5,217,000	26,300	6,537,000
Resources
Measured	570,000	60	0.60	1,100,000	11,000	1,650,000
Indicated	691,000	78	0.75	1,733,000	16,600	2,563,000
Measured + Indicated	1,261,000	70	0.68	2,833,000	27,600	4,213,000
Inferred	19,830,000	156	1.38	99,440,000	877,000	143,290,000

Cut-off grades for the underground resources and reserves were based on silver equivalent of 135 grams per tonne using US$ 40 per tonne mining and milling costs, 85% recovery for gold and silver and prices of US$ 11.00 per ounce of silver and US$ 550 per ounce of gold. Reserves and resources were calculated using information obtained from channel sampling and diamond drilling. For areas to be mined from surface, a silver equivalent cut-off grade of 20 grams per tonne was applied and all channel sampling was included. Contained ounces were calculated using 50:1 silver to gold ratio to reflect prices at the time.

There are not any known metallurgical, environmental, permitting, infrastructure, mining, legal, title, marketing or political, or other issues that might affect the resource or reserve estimates or economic feasibility of the project.

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Results of Metallurgical Test Work Completed

Recovery for the underground ore has averaged 85% for gold and 88% for silver in La Guitarra’s flotation plant under the Applicant’s management. Initial bottle tests using sodium cyanide by Kappes, Cassiday & Associates average 90% recovery for gold and 92% recovery for silver after a four day leach cycle.

For surface ore, ongoing column test being performed by Kappes, Cassiday & Associates show recoveries ranging from 54 to 83% recoveries for silver and 51 to 68% for gold using relatively finely crushed material after plus 240 days. These tests are on going with metal recoveries still rising. Test mining and processing of the surface ore in the existing flotation circuit initial resulted in recoveries as low as the lower 70s for silver and upper 60s for gold. This improved to over 80% for both gold and silver following adjustments to reagent strengths and types.

By processing ore obtained from the Creston test mining/surface stabilization program the Company was able to determine silver and gold recoveries using the conventional flotation circuit in the existing La Guitarra Mill and also obtain better samples of surface oxide ores for further bottle roll and column tests. Initial recoveries on surface ore processed in the existing flotation mill were disappointing, but after adjusting the reagent mix, grind and retention times, recoveries improved dramatically. During the test recoveries improved from the low 70% range for silver and low 60% range for gold to over 80% recovery for both silver and gold. Mill staff is confident with further adjustments to reagents and the milling process the recoveries could approach the life of mine average recoveries of 82.91% for silver and 82.82% for gold of the mix of oxide and sulphide ores currently produced from underground.

Proposed Exploration and Development

The Applicant is currently evaluating the results of its recently completed 50,000 meter drill program and subsequent additional drilling. As the information gained is analyzed future development to open up reserves and drilling to upgrade resources identified by the program will be planned. The Applicant anticipates that drilling will be ongoing at an estimated rate of 3,700 meters per month of surface and underground core and reverse circulation drilling at an average cost of $125 per meter inclusive of all costs (such as assaying and land access).

The Applicant’s management is currently evaluating options to expand infrastructure in La Guitarra and San Rafael mines as well as reopening the historic Mina de Agua mine. The Applicant anticipates ongoing infrastructure development will proceed at an average rate of 400 meters per month at an average cost of $500 per meter inclusive of all costs. This level of exploration and development will allow for rapid expansion of production potential.

In January of 2007 La Guitarra secured permission to conduct a test of surface mining in conjunction with a surface stabilization program on the Creston area of La Guitarra vein. During the 11 months ended November 30, 2007, approximately 16,000 tonnes of ore grade material were taken from surface and processed in La Guitarra’s flotation mill. The Creston test mining was completed in April of 2007 and the Applicant’s management is now assessing information collected from the test mining and ongoing test work to determine the economic feasibility of developing the Creston area for future large scale production.

The Applicant has taken delivery of new mill equipment for La Guitarra Mill, which is expected to reduce costs by approximately US$ 3.00 per tonne of ore milled or US$ 0.24 per silver equivalent ounce produced based on current proven reserve average grades. These mill upgrades are expected to be completed in December 2007. It is anticipated there will be minimal disruption of metal production while the upgrade work is conducted

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Environmental Plan

The Applicant strives to comply with all known environmental regulations in the jurisdictions in which it operates.

In its normal course of business it incurs expenses to prevent and repair environmental damage as mining activities progress or as mining ceases in a particular area. These costs are expensed in the period they are incurred. Because the Applicant has an active approach to environmental remediation the anticipated future costs at the time of mine closure are anticipated to be relatively low.

The most recent annual review of environmental issues and mine closure costs determined an ongoing expenditure of approximately $75,000 annually and a one time expenditure at the time of closure of approximately $200,000 would be required to comply with existing environmental legislation. Future expenditures will be greatly affected by future production levels, type of mining practiced and future environmental legislation.

Technical Reports

During the past 24 months, the following technical reports have been prepared for the Applicant:

1.               Review of Resources and Reserves, La Guitarra Mine, Temascaltepec, Mexico dated May 15, 2007 prepared by Glenn R. Clark, P. Eng., of Glenn R. Clark & Associates Limited of Cobourg, Ontario.

2.               Review of Resources and Reserves, La Guitarra Mine, Temascaltepec, Mexico dated September 22, 2006 prepared by Glenn R. Clark, P. Eng., of Glenn R. Clark & Associates Limited of Cobourg, Ontario.

4.5.3.	Oil and Gas Properties and Assets

Not applicable.

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5.0	TRADING INFORMATION

5.1	Transfer and Registration

5.1.1	Name of Transfer Agent(s) and Registrar(s)

The Applicant’s transfer agent and registrar where (i) transfers of Common Shares may be effected, and (ii) registration facilities for its Common Shares are maintained, is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

5.1.2	Disclose any Transfer Fees other than Taxes

The Applicant’s transfer agent does not charge any fees to Common Shareholders for the registration, transfer or subdivision of certificates representing the Common Shares.

5.2	Denial of or Unsuccessful Application to the TSX or Other Markets

The Applicant has never applied to have its securities traded on the TSX or another market for which it was denied.

5.3	Trading History

The Applicant’s Common Shares are traded on the TSX Venture Exchange. The particulars of the trading of the Common Shares on the Exchange for each of the past 12 months, starting with the most recent month, are set out in the following table.

Name of market: TSX Venture Exchange

Month	High ($)	Low ($)	Close ($)	Volume	Number of trades
2007
December	3.80	3.35	3.80	1,069,281	432
November	4.50	3.33	3.90	1,898,606	1,376
October	4.25	3.34	3.97	2,021,264	1,326
September	3.85	3.10	3.80	1,055,307	730
August	4.00	2.02	3.10	1,664,016	950
July	4.70	3.50	4.10	1,095,383	592
June	4.40	3.49	3.65	954,150	550
May	4.49	3.46	4.04	1,846,794	916
April	5.00	3.60	4.10	1,801,940	1,020
March	3.80	2.85	3.75	1,765,244	991
February	3.40	2.50	3.15	2,303,812	1,324
January	2.80	2.30	2.45	1,333,857	601

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6.0	LEGAL CONSIDERATIONS

Neither the Applicant nor any of its properties or holdings is subject to any legal or other actions, current or pending, which may materially affect the Applicant’s operating results, financial position or property ownership.

7.0	MATERIAL CONTRACTS

The particulars of all material contracts, including management contracts, entered into by the Applicant that are in effect and not already disclosed in this application are as follows:

1.	Transfer Agency Agreement dated March 4, 1999 with Computershare Trust Company of Canada of Vancouver, British Columbia and Assignment Agreement dated October 17, 2005 assigning the Transfer Agency Agreement to Computershare Investor Services Inc. of Vancouver, British Columbia pursuant to which Computershare Investor Services Inc. provides registrar and transfer agency services to the Applicant from its offices in Vancouver, British Columbia and Toronto, Ontario.

2.	Consulting Agreement dated October 1, 2006 with Gregory K. Liller pursuant to which he has agreed to act as the Applicant’s President and ex officio member of the Executive Committee of its Board of Directors for remuneration of US$ 160,000 per year plus an annual ‘net profit’ bonus equal to 2% of the Applicant’s annual net income, before taxes, in the previous financial year and an annual ‘performance’ bonus of up to US$ 250,000. The performance bonus is paid on the basis of $4,000 for each 1.0% increase in reserves, $5,000 for each 1.0% increase in silver equivalent ounces produced and $5,000 for each 0.5% decrease in operating costs during the previous fiscal year compared to the prior year. Both bonuses shall be paid in cash or, subject to stock exchange approval, in Common Shares. Should the Applicant become the subject of or undergo a merger, amalgamation, sale of all or substantially all of its assets, take-over bid, or similar transaction, a ‘transaction’ bonus shall be paid which is equal to 1.5% of the increase in the Applicant’s market capitalization from (i) the later of date of the agreement and that date which is three years before the announcement of such transaction, to (ii) the announcement of such transaction. Should the agreement be wrongfully terminated, a termination fee of three times the annual remuneration, including bonuses, paid or payable in the previous year is payable by the Applicant. The agreement can be terminated upon 12 months notice by Mr. Liller. The share incentive aspect of the agreement is subject to shareholder approval at the Applicant’s next annual general meeting.

3.	Employment Agreement dated October 1, 2006 with Wayne R. Moorhouse pursuant to which he has agreed to act as the Applicant’s Vice-President, Finance for remuneration of US$ 10,000 per month plus an ‘performance’ bonus of up to US$ 125,000. The performance bonus is paid on the basis of $2,000 for each 1.0% increase in reserves, $2,500 for each 1.0% increase in silver equivalent ounces produced and $2,500 for each 0.5% decrease in operating costs during the previous fiscal year compared to the prior year. The bonus shall be paid in cash or, subject to stock exchange approval, in Common Shares. Should the Applicant become the subject of or undergo a merger, amalgamation, sale of all or substantially all of its assets, take-over bid, or similar transaction, a ‘transaction’ bonus shall be paid which is equal to 0.75% of the increase in the Applicant’s market capitalization from (i) the later of date of the agreement and that date which is three years before the announcement of such transaction, to (ii) the announcement of such transaction. Should the agreement be wrongfully terminated, a termination fee of 1.5 times the annual remuneration, including bonuses, paid or payable in the previous year is payable by the Applicant. The agreement can be terminated upon 12 months notice by Mr. Moorhouse. The share incentive aspect of the agreement is subject to shareholder approval at the Applicant’s next annual general meeting.

4.	Consulting Agreement dated October 1, 2006 with Gardner & Associates, a law firm the principal of which is Robert C. Gardner, QC, pursuant to which the firm has agreed to provide the services

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of Mr. Gardner to act as the Applicant’s Chairman of the Board for remuneration of US$ 12,000 per month plus an annual ‘net profit’ bonus equal to 2% of the Applicant’s annual net income, before taxes, in the previous financial year and an annual ‘performance’ bonus of up to US$ 250,000. The performance bonus is paid on the basis of $4,000 for each 1.0% increase in reserves, $5,000 for each 1.0% increase in silver equivalent ounces produced and $5,000 for each 0.5% decrease in operating costs during the previous fiscal year compared to the prior year. Both bonuses shall be paid in cash or, subject to stock exchange approval, in Common Shares. Should the Applicant become the subject of or undergo a merger, amalgamation, sale of all or substantially all of its assets, take-over bid, or similar transaction, a ‘transaction’ bonus shall be paid which is equal to 1.5% of the increase in the Applicant’s market capitalization from (i) the later of date of the agreement and that date which is three years before the announcement of such transaction, to (ii) the announcement of such transaction. Should the agreement be wrongfully terminated, a termination fee of three times the annual remuneration, including bonuses, paid or payable in the previous year is payable by the Applicant. The agreement can be terminated upon 12 months notice by Mr. Gardner. The share incentive aspect of the agreement is subject to shareholder approval at the Applicant’s next annual general meeting.

5.	Consulting Agreement dated October 1, 2006 with W. Gordon Blankstein, a director of the Applicant, pursuant to which he provides consulting services to the Applicant for remuneration of US$ 12,000 per month plus an annual ‘net profit’ bonus equal to 2% of the Applicant’s annual net income, before taxes, in the previous financial year and an annual ‘performance’ bonus of up to US$ 250,000. The performance bonus is paid on the basis of $4,000 for each 1.0% increase in reserves, $5,000 for each 1.0% increase in silver equivalent ounces produced and $5,000 for each 0.5% decrease in operating costs during the previous fiscal year compared to the prior year. Both bonuses shall be paid in cash or, subject to stock exchange approval, in Common Shares. Should the Applicant become the subject of or undergo a merger, amalgamation, sale of all or substantially all of its assets, take-over bid, or similar transaction, a ‘transaction’ bonus shall be paid which is equal to 1.5% of the increase in the Applicant’s market capitalization from (i) the later of date of the agreement and that date which is three years before the announcement of such transaction, to (ii) the announcement of such transaction. Should the agreement be wrongfully terminated, a termination fee of three times the annual remuneration, including bonuses, paid or payable in the previous year is payable by the Applicant. The agreement can be terminated upon 12 months notice by Mr. Blankstein. The share incentive aspect of the agreement is subject to shareholder approval at the Applicant’s next annual general meeting.

6.	Investor Relations Service Agreement (verbal) with Robert M. Blankstein of Burnaby, British Columbia pursuant to which he provides investor relations services to the Applicant for a fee of $8,000 per month. The agreement can be terminated by the Applicant on reasonable notice.

7.	Stock Option Agreements with various officers, directors, employees and consultants, the particulars of which are set out in section 3.6.1.

8.0	OTHER MATERIAL FACTS

There are not any other material facts about the Applicant not already addressed in this application.

9.0	SPONSORSHIP

The Applicant does not have a sponsor for this listing application.

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10.0	CERTIFICATE OF APPLICANT

After having received approval from its Board of Directors,

Applicant’s legal name

GENCO RESOURCES LTD.

applies to list the securities designated in this application on the Toronto Stock Exchange.

ACKNOWLEDGEMENT – PERSONAL INFORMATION

“Personal Information” means any information about an identifiable individual, and includes the information contained in Sections 2.0 and 3.0 of this Application. The Applicant hereby acknowledges and agrees that it has obtained the express written consent of each individual to (A) the disclosure of Personal Information by Applicant to TSX (as defined in Exhibit 1) pursuant to this Application; and (B) the collection, use and disclosure of Personal Information by TSX for the purposes described on Exhibit 1 to this Application or as otherwise identified by TSX, from time to time.

AUTHORIZATION and CONSENT:

THE APPLICANT HEREBY AUTHORIZES AND CONSENTS TO THE COLLECTION BY ANY OF TORONTO STOCK EXCHANGE, A DIVISION OF TSX INC., TSX VENTURE EXCHANGE INC. AND THEIR SUBSIDIARIES, AFFILIATES, REGULATORS AND AGENTS OF ANY INFORMATION WHATSOEVER (WHICH MAY INCLUDE PERSONAL, CREDIT, OR OTHER INFORMATION) FROM ANY SOURCE, INCLUDING WITHOUT LIMITATION FROM AN INVESTIGATIVE AGENCY OR A RETAIL CREDIT AGENCY, AS PERMITTED BY LAW IN ANY JURISDICTION IN CANADA OR ELSEWHERE. THE APPLICANT ACKNOWLEDGES AND AGREES THAT SUCH INFORMATION MAY BE SHARED WITH AND RETAINED BY TORONTO STOCK EXCHANGE, A DIVISION OF TSX INC., TSX VENTURE EXCHANGE INC. AND THEIR SUBSIDIARIES, AFFILIATES, REGULATORS AND AGENTS INDEFINITELY.

The two officers signing below certify that all of the information in this application and the supporting documentation is accurate as of the date this application is signed.

Date

January 10, 2008

Signature of authorized signing officer	Print Name

(signed) Robert C. Gardner	Robert C. Gardner, QC

Position with Applicant

Chairman of the Board of Directors

Signature of authorized signing officer	Print Name

(signed) Wayne R. Moorhouse	Wayne R. Moorhouse

Position with Applicant

Vice-President, Finance

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EXHIBIT 1: ACKNOWLEDGEMENT - PERSONAL INFORMATION

TSX Inc. and its affiliates, authorized agents, subsidiaries and divisions, including the Toronto Stock Exchange (collectively referred to as “TSX”) collect Personal Information in the Listing Application and in other forms that are submitted by the individual and/or by Applicant and use it for the following purpose:

  to conduct background checks,
  to verify the Personal Information that has been provided about each individual, to consider the suitability of the individual to act as an officer, director, insider, promoter, investor relations provider or, as applicable, an employee or consultant, of the Applicant, to consider the eligibility of the Applicant to list on the Toronto Stock Exchange, to detect and prevent fraud,
  to conduct enforcement proceedings, and
  to perform other investigations as required by and to ensure compliance with all applicable rules, policies, rulings and regulations of the Toronto Stock Exchange, securities legislation and other legal and regulatory requirements governing the conduct and protection of the public markets in Canada.

As part of this process, TSX also collects additional Personal Information from other sources, including but not limited to, securities regulatory authorities in Canada or elsewhere, investigative, law enforcement or self-regulatory organizations, regulations services providers and each of their subsidiaries, affiliates, regulators and authorized agents, to ensure that the purposes set out above can be accomplished.

The Personal Information TSX collects may also be disclosed to these agencies and organizations or as otherwise permitted or required by law, and they may use it in their own investigations for the purposes described above.

TSX may from time to time use third parties to process information and/or provide other administrative services. In this regard, TSX may share the information with such third party service providers.

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